  As filed with the Securities and Exchange Commission on  September 19, 1995.

                                                       Registration No. 33-61871

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              GENZYME CORPORATION
             (Exact name of registrant as specified in its charter)

       MASSACHUSETTS                                            06-1047163
(State or other jurisdiction                                 (I.R.S. Employer
    of incorporation or                                   Identification Number)
       organization)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 -------------

                                HENRI A. TERMEER
                             Chief Executive Officer
                               Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                with copies to:

MAUREEN P. MANNING, ESQUIRE                        GEOFFREY E. LIEBMANN, ESQUIRE
      Palmer & Dodge                                  Cahill Gordon & Reindel
    One Beacon Street                                      80 Pine Street
Boston, Massachusetts 02108                          New York, New York  10005
     (617) 573-0100                                        (212) 701-3000

                                 -------------

        Approximate date of commencement of proposed sale to the public:

 As soon as practicable after the effective date of this Registration Statement.

                                 -------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         Page 1 of 99 Sequential Pages

                        Exhibit Index appears on Page 58

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1995

                                3,000,000 SHARES

                                     GENZYME
                       TISSUE REPAIR DIVISION COMMON STOCK
                                ($.01 PAR VALUE)



     All of the shares of Genzyme Tissue Repair Division Common Stock ("TR Stock") offered hereby are being sold by Genzyme Corporation (the "Company" or "Genzyme"). The TR Stock is listed on the Nasdaq National Market under the symbol "GENZL." On September 18, 1995, the reported last sale price of the TR Stock on the Nasdaq National Market was $16.00 per share.


     The TR Stock is common stock of the Company and is intended to reflect the value and track the performance of the Genzyme Tissue Repair Division ("GTR"), which is engaged in the field of tissue repair through the development, production and marketing of technologically advanced products and services for the treatment and prevention of serious tissue damage. The TR Stock is one of two classes of the Company's common stock, the other being Genzyme General Division Common Stock ("General Division Stock"). The relative voting power of one share of TR Stock and one share of General Division Stock will fluctuate based upon the relative Fair Market Values (as defined herein) of one share of TR Stock and one share of General Division Stock as set forth herein. Subject to certain conditions, the TR Stock may be exchanged, at the Company's option, for cash, General Division Stock, or a combination thereof, at a 30% premium over the then current Fair Market Value of the TR Stock. In the event of a disposition by the Company of all or substantially all of the assets attributed to GTR, the Company must exchange the TR Stock for cash, General Division Stock, or a combination thereof, at a 30% premium over the then current Fair Market Value of the TR Stock. Dividends on the TR Stock will be payable when, as and if declared by the Board of Directors of the Company out of the lesser of funds of the Company legally available therefor and the Available Tissue Repair Dividend Amount. Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business. Upon a liquidation of Genzyme (other than in connection with a merger, business combination or sale of substantially all assets), holders of outstanding General Division Stock and TR Stock are entitled to receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such class, which are presently one liquidation unit for each share of General Division Stock and
 .29 liquidation units for each share of TR Stock. The liquidation unit amounts will not be adjusted except to avoid dilution in the aggregate liquidation rights of either class in the event of a stock split or combination, stock dividend or the like. See "Description of Genzyme Capital Stock."

                                 -------------


  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION

             WITH AN INVESTMENT IN THE TR STOCK, SEE "RISK FACTORS"
                          BEGINNING ON PAGE 5 HEREIN.

                                 -------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                     OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  Underwriting
                                  Price to        Discounts and      Proceeds to
                                   Public          Commissions        Company(1)
                                  --------        -------------      -----------
Per Share  . . . . . . . . .
Total (2)  . . . . . . . . .



(1)  Before deduction of expenses payable by the Company estimated at $300,000.

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 450,000 additional shares to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $ , Underwriting Discounts and Commissions will be $ and Proceeds to Company will be $ .



     The Shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready for delivery on or about , 1995.

CS FIRST BOSTON
                                 COWEN & COMPANY
                                                        PAINEWEBBER INCORPORATED

                 THE DATE OF THIS PROSPECTUS IS     , 1995.

                             [RED HERRING LANGUAGE]


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE TR STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING CERTAIN UNDERWRITERS AND THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE TR STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. (SEE "UNDERWRITING.")

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the TR Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the TR Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates in this Prospectus by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment Nos. 1 and 2 thereto on Form 10-K/A filed with the Commission on June 15, 1995 and September 13, 1995, respectively;
(ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, AS amended by Amendment No. 1 thereto on Form 10-Q/A filed with the Commission on September 13, 1995; (iii) the description of TR Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 9, 1994, as amended by Form 8-A/A, filed with Commission on December 14, 1994; (iv) the description of Tissue Repair Division Common Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on November 28, 1994; (v) the financial statements appearing at pages III-19 to III-42 of Annex III, pages IV-38 to IV-41 of Annex IV, pages V-37 to V-41 of Annex V and pages VI-2 to VI-6 of Annex VI to the Prospectus/Joint Proxy Statement included in Genzyme's Registration Statement on Form S-4 (File No. 33-83346), which became effective on November 9, 1994; and (VI) the Quarterly Report of Biosurface Technology, Inc. ("BioSurface") on Form 10-Q for the quarter ended September 30, 1994 filed with the Commission on November 12, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.


     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of the Company, One Kendall Square, Cambridge, Massachusetts 02139, Attention: Shareholder Services, telephone (617) 252-7526.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated or the context otherwise requires, (I) information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and (II) all references herein to shares of Genzyme Tissue Repair Division Common Stock ("TR Stock") and Genzyme General Division Common Stock ("General Division Stock") also include the associated Preferred Stock Purchase Rights Represented by the same certificates. See "Description of Genzyme Capital Stock." The shares of TR Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                           THE TISSUE REPAIR DIVISION


     Genzyme's Tissue Repair Division ("GTR") focuses on developing, producing and marketing technologically advanced products and services for the treatment and prevention of serious tissue damage. GTR's strategy is to create the leading business in the field of tissue repair by bringing a comprehensive approach to the treatment of the complex medical problems associated with serious tissue injury. Genzyme created GTR in December 1994 by acquiring BioSurface and combining BioSurface's programs with several of Genzyme's programs in the field of tissue repair. As a result of the combination of programs from BioSurface and Genzyme, GTR has strong capabilities in three core technologies -- autologous cell processing, therapeutic protein development, and biomaterials engineering -- which it is using to develop and market a portfolio of novel products and services to apply to unmet medical needs in the field of tissue repair. In March 1995, GTR introduced the CARTICEL(SM) Autologous Chondrocyte Service (the "CARTICEL(SM) Service"), which provides orthopedic surgeons with the cell culturing services and other support necessary to utilize a patient'sown (autologous) articular cartilage cells (chondrocytes) to repair articular cartilage defects in that patient's knee. GTR plans to focus a substantial portion of its resources in the near term on further developing and marketing the CARTICEL(SM) Service. GTR also markets the Epicel(SM) Service, which involves the culturing of autologous skin cells to provide burn victims with a lifesaving alternative form of permanent skin replacement, and is developing Vianain(R) Debriding Product for the treatment of burns and skin ulcers and TGF-B2, a recombinant protein, for the treatment of chronic skin ulcers and multiple sclerosis.

     The CARTICEL(SM) Service has attracted significant interest from the orthopedic community since publication of the results of GTR'sacademic collaborators innovative work on knee cartilage repair in the October 6, 1994 issue of the New England Journal of Medicine. As reported in this article, 19 of 23 patients had restored or improved joint function after implantation with cultured autologous articular cartilage cells. Based on this data and GTR's ongoing analysis of results obtained in approximately 130 additional patients treated in Sweden, GTR has concluded that this treatment can provide long term repair of damaged knee cartilage tissue. GTR believes that its CARTICEL(SM) Service is the only such therapy currently available. GTR estimates that each year between 200,000 and 300,000 individuals in the United States and Europe may be candidates for treatment using the CARTICEL(SM) Service.

     GTR is building the infrastructure required to make the CARTICEL(SM) Service widely available to orthopedic surgeons in the United States and Europe. Although the CARTICEL(SM) Service is not currently regulated by the United States Food and Drug Administration ("FDA"), GTR has developed a quality systems approach to the delivery of this service. Drawing on its seven years of experience with the Epicel(SM) Service, GTR has validated a commercial scale cartilage cell processing facility, developed a rigorous surgeon training program, established standards for patient outcomes data collection, and assembled an experienced sales and marketing staff. Since the introduction of the service in March 1995, GTR has trained 55 orthopedic surgeons, has provided cultured cartilage cells for the treatment of 15 patients, and is processing cartilage cells for 60 additional patients.


     GTR's near term strategy is to concentrate its efforts on building a substantial business based on the CARTICEL(SM) Service. This will require significant investments in processing capacity, working capital and market development. GTR believes that the creation of a substantial business based on the CARTICEL(SM) Service would establish GTR as a leader in the application of biotechnology to the orthopedic market, support future research and development efforts, and enable GTR to finance acquisitions of complementary technologies. GTR will continue to build its product portfolio through development of the Vianain(R) Debriding Product for burns and skin ulcers, TGF-B2 for chronic skin ulcers and multiple sclerosis, and alternate versions of the CARTICEL(SM) and Epicel(SM) Services for cartilage resurfacing and permanent skin replacement, respectively. GTR believes this family of diverse tissue repair products will offer a comprehensive treatment portfolio in the currently fragmented field of tissue repair.


                                  THE OFFERING



TR Stock offered by the Company . . . . . . . . . . . . . . . . .    3,000,000 shares
TR Stock to be outstanding after the offering . . . . . . . . . .    11,818,362 shares(1)
Use of proceeds . . . . . . . . . . . . . . . . . . . . . . . . .    To accelerate the market introduction of the CARTICEL(SM)
                                                                     Service, including for related capital expenditures and working capital, and to fund other research and development activities of GTR
Nasdaq National Market symbol . . . . . . . . . . . . . . . . . .    GENZL


-----------------------
(1) Based on shares outstanding on June 30, 1995. Excludes 1,755,577 shares of TR Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $5.5648 per share, and 838,230 TR Designated Shares, 828,381 of which are reserved for issuance upon the exercise or conversion of outstanding General Division stock options, warrants and convertible notes. See "Description of Genzyme Capital Stock - TR Designated Shares and General Designated Shares."

                                  RISK FACTORS

RISKS RELATED TO TWO CLASSES OF COMMON STOCK:


     Genzyme currently has two classes of common stock outstanding: General Division Stock and TR Stock. TR Stock and General Division Stock are intended to reflect the value and track the performance of GTR and all of Genzyme's business other than the business of GTR, respectively. Prospective investors in TR Stock should carefully consider the following factors in evaluating such an investment.


STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHER. Genzyme continues to hold title to all of its assets and is responsible for all of its liabilities, and the holders of the General Division Stock and the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the class of stock they hold. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Prospective investors in TR Stock should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of GTR, which have each been incorporated herein by reference. See also "Genzyme Tissue Repair Division Selected Financial Data" and "Additional Financial Data."

NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS. Holders of General Division Stock and TR Stock have only the rights of stockholders of Genzyme, and, except in limited circumstances, do not have any rights specifically related to the General Division or GTR, respectively.

     The existence of separate classes of common stock may give rise to occasions when the interests of holders of General Division Stock and holders of TR Stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of two classes of common stock with divergent interests, Genzyme believes that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme believes that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation should represent an appropriate defense to any challenge by or on behalf of the holders of any class of stock that such action could have a disparate effect on different classes of common stock.

     Disproportionate ownership interests of members of the Board of Directors of Genzyme (the "Board") in either class of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each class of stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such classes were disproportionate or had disparate values. The Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Board on such matters.

NO ADDITIONAL SEPARATE VOTING RIGHTS. Holders of General Division Stock and holders of TR Stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote. Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Articles of Organization, as amended, and in the management and accounting policies adopted by the Board, holders of each class of common stock have no rights to vote on matters as a separate class. Accordingly, except in limited circumstances, holders of shares of one class of common stock could not bring a proposal to a vote of the holders of that class of common stock only, but would be required to bring any proposal to a vote of both classes of common stock.

     On all matters as to which common stockholders generally are entitled to vote, each share of General Division Stock has one vote, and each share of TR Stock will, through December 31, 1996, have .29 votes. On January 1, 1997 and on January 1 every two years thereafter, the number of votes to which each share of TR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of TR Stock to the Fair Market Value of one share of General Division Stock as of such date. The term Fair Market Value is defined in Genzyme's Articles of Organization and under the heading "Description of Genzyme Capital Stock - Exchange of TR Stock" herein.


     Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of General Division Stock and holders of TR Stock. If, when a stockholder vote is taken on any matter as to which a separate vote by either class is not required and the holders of either class of common stock would have more than the number of votes required to approve any such matter, the holders of that class would control the outcome of the vote on such matter. Holders of General Division Stock and holders of TR Stock currently have approximately 91% and 9%, respectively, of the total voting power of Genzyme. The percentages of the total voting power of Genzyme held by the holders of the General Division Stock and the TR Stock, upon completion of this offering, will be approximately 89% and 11%, respectively, and, after consummation of both this offering and the pending offering by the Company of 2,500,000 shares of General Division Stock to the public (the "General Division Offering"), will be approximately 89.5% and 10.5%, respectively, assuming the over-allotment option granted to the underwriters in connection with the General Division Offering is not exercised. As a result, on matters which are submitted to a vote of the holders of both classes of common stock, the preferences of the holders of General Division Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of General Division Stock and TR Stock materially changes. The holders of TR Stock are likely to have significant influence on the outcome of a matter submitted to the holders of both classes of common stock only if the holders of General Division Stock are approximately equally divided with respect to the matter.

EXCHANGE OF TR STOCK. The Board can, in its sole discretion, determine to exchange shares of TR Stock for cash or shares of General Division Stock (or any combination thereof) at a 30% premium over Fair Market Value of the TR Stock at any time after the later of (i) December 31, 1995 and (ii) the date on which equity investments in TR Stock by third-party investors or the allocation of cash or cash equivalents from the General Division to GTR, or any combination of the two, equal an aggregate of at least $10 million. Thus, upon successful completion of this offering, the Board could elect to make such an exchange after December 31, 1995. In addition, following a disposition of all or substantially all assets of GTR, the shares of TR Stock are subject to mandatory exchange by Genzyme for cash and/or shares of General Division Stock at a 30% premium over Fair Market Value of the TR Stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of TR Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR. In addition, any such exchange of shares of General Division Stock could be made at a time when General Division may be considered to be undervalued and would dilute the interests of the holders of General Division Stock. See "Description of Genzyme Capital Stock - Exchange of TR Stock" and "Management and Accounting Policies Governing the Relationship of Genzyme Divisions - Open Market Purchases of Shares of any Class."


NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of General Division Stock and TR Stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such class. Currently, each share of General Division Stock has one liquidation unit and each share of TR Stock has .29 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of the General Division and GTR, the per share liquidating distribution to a holder of TR Stock or General Division Stock is not likely to correspond to the value of the assets of GTR or the General Division, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.


MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of both divisions, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Board without the approval of Genzyme's stockholders, subject to the Board's fiduciary duty to all holders of Genzyme's capital stock, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."

LIMITED TRADING HISTORY. As discussed above, the General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively. Since the General Division Stock and the TR Stock have only a limited trading history, there can be no assurance as to the degree to which the market price of such classes of common stock will reflect the value and track the performance of the General Division and GTR as reflected in their respective financial statements. In addition, Genzyme cannot predict the impact that certain terms of the securities, such as the ability of Genzyme to exchange each share of TR Stock for cash and/or shares of General Division Stock, will have on the market prices of each class of common stock.

RISKS RELATED TO GTR:


     An investment in TR Stock involves a high degree of risk. Prospective investors should carefully consider the following factors in evaluating such an investment.


EARLY STAGE OF COMMERCIALIZATION OF THE CARTICEL(SM) SERVICE. The proceeds of this offering will be used primarily to accelerate the market introduction of the CARTICEL(SM) Service. GTR anticipates that the revenues generated from sales of the CARTICEL(SM) Service will be used to fund the development of other products and services. See "Use of Proceeds." Consequently, GTR's future success depends in large part on the successful commercialization of the CARTICEL(SM) Service. GTR is engaged in the process of gathering data concerning the efficacy of the CARTICEL(SM) Service, and GTR plans to continue gathering such data as the CARTICEL(SM) Service is being marketed. The commercialization of the CARTICEL(SM) Service could be materially adversely affected if such data were to raise questions concerning the efficacy, or the duration of the efficacy, of the CARTICEL(SM) Service.

     The commercialization of the CARTICEL(SM) Service by GTR is in its early stages, and GTR has not yet grown cartilage cell cultures in the quantities that will be necessary to meet the demands of the market that GTR expects will develop for the CARTICEL(SM) Service. In order to produce such quantities of cartilage cells, GTR will need to make substantial expenditures for production facilities and will need to hire and train additional production and support staff. Any significant delays encountered in these activities may delay the commercialization of the CARTICEL(SM) Service and have a material adverse effect on GTR's results of operations.

     GTR is marketing the CARTICEL(SM) Service to orthopedic surgeons. In order to commercialize the CARTICEL(SM) Service successfully, GTR will need to hire and train additional sales personnel, which will market the CARTICEL(SM) Service to surgeons and hospitals directly. The success of the CARTICEL(SM) Service depends on the success of such sales force in creating demand for the CARTICEL(SM) Service and the extent to which sufficient numbers of orthopedic surgeons who are trained by GTR incorporate the CARTICEL(SM) Service into their existing practices. There can be no assurance that GTR will be successful in marketing the CARTICEL(SM) Service to such surgeons or that such surgeons will use the CARTICEL(SM) Service to the extent anticipated by GTR.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY TECHNOLOGY. GTR has devoted significant time and resources to develop proprietary know-how related to the growth of cartilage cells. GTR does not yet have any patent protection covering the methodologies used in providing the CARTICEL(SM) Service. Consequently, GTR is unable to prevent a competitor from developing the ability to grow cartilage cell cultures and from offering a service that is similar or superior to the CARTICEL(SM) Service. GTR's results of operations could be materially and adversely affected if a competitor were to develop such know-how. Moreover, even if GTR were to obtain patent protection for aspects of its CARTICEL(SM) Service, there can be no assurance that such protection would prevent others from selling a similar but noninfringing service.

     Proprietary rights relating to GTR's other products and services are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide relating to GTR products and services. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that any additional patents will be allowed or will issue or that, to the extent issued, such patents will effectively protect the proprietary technology of GTR. GTR has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position with respect to its other products and services. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to GTR's technology. While GTR's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of GTR's consultants have developed portions of GTR's proprietary technology at their respective universities or in government laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect GTR.

     Parties not affiliated with Genzyme may hold pending or issued patents relating to the technology utilized by GTR in its products or services. GTR may, depending on the final formulation of such products or services, need to acquire licenses to, or contest the validity of, such patents or any other similar patents that may be issued. The extent to which GTR may need to license such rights or contest the validity of such patents depends on the scope and validity of such patents and on the design or formulation of GTR's products or services. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

NEED FOR ADDITIONAL FUNDS. Genzyme anticipates that the net proceeds from this offering, together with existing cash balances and revenues generated from the CARTICEL(SM) Service and the Epicel(SM) Service, will be sufficient to fund GTR's operations through 1996. GTR may require additional funds sooner if demand for the CARTICEL(SM) Service grows more rapidly than anticipated. Significant additional funds will be required to expand further the CARTICEL(SM) Service, including for working capital and additional processing capacity, and to fund the development, clinical testing, and commercialization of GTR's other products and services. Subject to certain conditions, Genzyme is obligated to allocate up to $30 million in cash from the General Division to GTR in the period through June 1998 (the "Funding Commitment"). However, the Funding Commitment will be reduced or suspended under certain circumstances (including as a result of this offering). See "Business - Relationship with Genzyme General Division."

     In addition, GTR's cash requirements may vary materially from those now planned as a result of revenue fluctuations, results of research and development and clinical testing by GTR and its collaborators, competitive advances and other factors. There can be no assurance that additional funding will be available on terms that are acceptable to GTR, if at all. Insufficient funds may require GTR to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that GTR would otherwise undertake itself. Such actions may adversely affect the market price of the TR Stock.

GOVERNMENT REGULATION OF TISSUE REPAIR PRODUCTS. The production and sale of health care products, including many of the products and services to be developed by GTR, are highly regulated at the state and federal levels. Federal or state regulation could result in significant expense to GTR, limit GTR's reimbursement for its services and otherwise materially adversely affect the results of operations of GTR. See "Business - Government Regulation."

     As a matter of policy and discretion, the CARTICEL(SM) and Epicel(SM) Services are not being actively regulated by the FDA at this time. However, the FDA has regulated the use of autologous patient tissues in other areas and will be conducting a public hearing in the fall of 1995 to solicit information on autologous cell implants for structural repair and reconstruction and to consider various regulatory approaches in this area. The FDA has indicated that it will provide GTR with sufficient time to comply with any new regulations that it may promulgate relating to autologous cells.

     A federal criminal statute prohibits the transfer of any human organ for valuable consideration for use in human transplantation but permits recovery of reasonable costs associated with such activities. This statute has not been applied to the CARTICEL(SM) or Epicel(SM) Services to date. In addition, certain states have laws requiring the licensure of tissue and organ banks and laws governing the sale of human organs and the safety and efficacy of drugs, devices and biologics, including skin, all of which could be interpreted to apply to GTR's production and distribution of cultured tissue products. Provisions in certain states' statutes prohibit the receipt of valuable consideration in connection with the sale of human tissue by a tissue bank but permit licensed tissue banks, including companies, to recover their reasonable costs associated with such sales. One state's Department of Health has notified GTR that it believes GTR must obtain a license under that state's tissue bank licensure statute with respect to distribution of the Epicel(SM) Service. The Company is in the process of applying for such a license.

RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS. GTR's CARTICEL(SM) Service has been developed based on the work of a group of Swedish physicians, the two leaders of which are exclusively involved with GTR in the commercialization and further development of the CARTICEL(SM) Service. These two physicians are parties to research and development consulting agreements with GTR (the "Consulting Agreements") which prohibit them from performing consulting services for others related to cartilage and bone repair without GTR's consent. In addition, pursuant to the Consulting Agreements, each physician (i) is prohibited from engaging in any business activity that is in competition with the products or services being developed, manufactured or sold by GTR during the term of the Consulting Agreements (currently through 1998) and for a period of one year after termination thereof, (ii) is subject to non-disclosure obligations, and (iii) has assigned to GTR all rights to inventions resulting from work performed by each physician as a consultant to GTR, subject to royalties payable to the inventing physician. There can be no assurance that the two physicians will honor their obligations under the Consulting Agreements. In addition, there can be no assurance that individuals who are familiar with the know-how underlying GTR's CARTICEL(SM) Service through their association with these physicians will not disclose such information to GTR's competitors. The occurrence of either of these events could have a material adverse effect on GTR's results of operations.

     GTR is conducting additional research in connection with its CARTICEL(SM) Service pursuant to a sponsored research agreement with the University of Gotenburg in Sweden and certain physicians, including the two referred to above. The sponsored research agreement requires that all members of the investigative team maintain the confidentiality of all information pertaining to GTR and its business that may become known to them in connection with their work under the agreement. The agreement also states that all inventions conceived or reduced to practice during the course of the research program will be the property of GTR, subject to royalties payable to the inventing physician. There can be no assurance that the sponsored research agreement will be honored by the individuals performing services thereunder.


GTR OPERATING LOSSES. GTR is expected to experience significant operating losses at least through the first half of 1997 as the market introduction of its CARTICEL(SM) Service continues and its research and development and clinical trial programs progress. There can be no assurance that GTR will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. In addition, the management and accounting policies adopted by the Board provide that to the extent GTR is unable to utilize its operating losses to reduce its allocated current or deferred income tax expense, such losses will be reallocated to the General Division on a quarterly basis. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements are prepared for each division and any losses on GTR's financial statements that cannot be utilized currently by GTR will not be carried forward to reduce the taxes allocable to GTR's earnings in the future. This will result in GTR recognizing a larger tax expense and reporting lower earnings after taxes in the future than would have been the case if GTR had retained its losses in the form of a net operating loss carryforward.


UNCERTAINTY OF PRODUCT DEVELOPMENT; COMPETITION IN THE TISSUE REPAIR FIELD. GTR's future success is likely to be dependent upon its ability to develop, produce and market additional products and services, in addition to completing the market introduction of the CARTICEL(SM) Service and continuing to sell the Epicel(SM) Service. Several of GTR's products and services are in an early stage of development.

     Competition is intense in the development of health care products, particularly in the development of products through the application of biotechnology. GTR's products and services will compete in fields characterized by rapid technological progress. New developments in technology may have a material adverse effect on the sales potential of GTR's products and services or render them obsolete. Other companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than Genzyme are currently engaged in the development of products and services which may be competitive with GTR's products and services. These companies may succeed in developing products and services that are more effective than any that have been or may be developed by GTR and may also be more successful than GTR in marketing these products and services. Genzyme is aware of numerous companies developing competing products for cartilage repair and the treatment of burns, chronic wounds and multiple sclerosis. See "Business
- Competition."

UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS. Several of GTR's products, including TGF-Beta2 and Vianain(R) Debriding Product, are currently in clinical trials to test safety and efficacy in humans for various conditions. There can be no assurance that GTR will not encounter problems in clinical trials that will cause it to delay or suspend clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

THIRD-PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES. GTR expects that a majority of its revenues will be attributable directly or indirectly to payments received from third- party payors. GTR's revenues and profitability may be affected by ongoing efforts of third-party payors to contain such costs. In addition, during 1994, the Clinton administration and Congress proposed the implementation of broad based health care cost containment measures. While these proposals were not implemented, it is likely that health care measures will again be proposed in the present or future Congressional sessions. Accordingly, the effects on GTR of any such measures that are ultimately adopted cannot be assessed at this time.

FLUCTUATION IN QUARTERLY RESULTS. The commercialization of the CARTICEL(SM) Service is in its early stages. Revenues generated from the CARTICEL(SM) Service are expected to fluctuate as GTR's sales force enrolls orthopedic surgeons for training, such surgeons are trained by GTR, and the CARTICEL(SM) Service gains market acceptance. GTR's management is unable to predict the timing or magnitude of such fluctuations. In addition, GTR's revenues to date have derived primarily from sales of the Epicel(SM) Service for the treatment of severe burns. Revenues realized from the Epicel(SM) Service fluctuate from quarter to quarter due to the dependency of such revenues on many unpredictable factors, including the number and survival rate of patients for which the Epicel(SM) Service is the indicated treatment. Since production of the Epicel(SM) Service requires GTR to maintain extensive tissue culture facilities and a staff of trained personnel, a significant portion of GTR's costs are fixed and, therefore, fluctuations in demand can have a material adverse effect on GTR's results of operations.

PRODUCT LIABILITY AND LIMITATIONS OF INSURANCE. GTR may be subject to product liability claims in connection with the commercial application of its products and services. While GTR will take what it believes to be appropriate precautions, there can be no assurance that GTR will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, or that such insurance will provide adequate coverage against claims asserted.

POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of TR Stock. In addition, the limited number of shares of TR Stock outstanding may subject the price of the TR Stock to additional volatility. No cash dividends have been paid to date on the TR Stock, nor does Genzyme anticipate paying cash dividends on the TR Stock in the foreseeable future.

CHANGE IN CONTROL. Certain provisions of Genzyme's charter and by-laws and the terms of Genzyme's stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of Genzyme, thereby possibly having the effect of depriving stockholders of the opportunity to receive a premium for their shares. Certain provisions of Massachusetts law may have a similar effect. See "Description of Genzyme Capital Stock - "Anti-Takeover" Provisions."

POTENTIAL DILUTION FROM FUNDING COMMITMENT AND PURCHASE OPTION. Pursuant to the Funding Commitment and subject to certain conditions, Genzyme is obligated to allocate up to $30 million in cash from the General Division to GTR in the period up to June 1998 in exchange for an increase in the TR Designated Shares at the rate of one share for each $10 allocated. To the extent that the Funding Commitment is reduced, Genzyme still has an option to allocate, also at $10 per TR Designated Share, the amount by which the Funding Commitment is reduced (the "Purchase Option"). Consequently, a maximum of 3,000,000 TR Designated Shares may be issued in connection with the Funding Commitment or exercise of the Purchase Option. Genzyme may issue the TR Designated Shares as a stock dividend to the holders of General Division Stock or issue the TR Designated Shares in a public or private sale of TR Stock without any allocation of proceeds to GTR. See "Business - Relationship with Genzyme General Division."

RISKS RELATED TO THE GENZYME GENERAL DIVISION:


     Holders of TR Stock are stockholders of Genzyme, which owns all of the assets and is responsible for all of the liabilities of GTR. Liabilities or contingencies of the General Division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of GTR. Accordingly, the following risk factors should be considered carefully in contemplating an investment in TR Stock.

DEPENDENCE ON CEREDASE(R) AND CEREZYME(TM) ENZYME SALES. The General Division's results of operations and cash flows are highly dependent upon sales of its Ceredase(R) enzyme, a biotherapeutic product for the treatment of Gaucher disease, and Cerezyme(TM) enzyme, a recombinant form of the enzyme. Commercial sales of Ceredase(R) and Cerezyme(TM) began in April 1991 and June 1994, respectively, following receipt of FDA marketing approval. During 1994, sales from these two products totalled $172.0 million, or 72% of the General Division's product sales.


     The Ceredase(R) and Cerezyme(TM) products have each been given orphan drug status by the FDA, which entitles Genzyme to market exclusivity for these products until April 1998 and May 2001, respectively. Legislation has been periodically introduced in recent years to amend the Orphan Drug Act to limit market exclusivity in certain situations.

LIMITED SUPPLY OF KEY RAW MATERIAL; NECESSITY OF APPROVALS FOR PRODUCTION OF CEREZYME(TM). Genzyme produces Ceredase(R) enzyme from raw material extracted from human placental tissue. Pasteur Merieux, located in France, is the only significant source of this material. Under its agreement with Genzyme, Pasteur Merieux is obligated to process at least 50% of its placental tissue and supply all of its output to Genzyme. Currently, it is processing all of its available material and supplying the output to Genzyme. If this agreement were terminated prior to the scheduled expiration in 2001 due to Pasteur Merieux's inability or failure to perform its obligations thereunder, or if Pasteur Merieux were to reduce the amount of material it processes, Genzyme might not be able to obtain alternative sources of the raw material at a commercially reasonable cost, if at all.

     The supply of starting material available for the production of Ceredase(R) enzyme effectively limits the amount of product that can be produced. During 1994, Genzyme and its supplier were successful in improving the yield of enzyme obtained from the starting material, thereby increasing the amount of product that could be produced. However, there can be no assurance that further improvements in yield will occur. Any disruption in the supply or manufacturing process of Ceredase(R) enzyme may have a material adverse effect on revenue in any period. To address supply constraints, Genzyme has developed Cerezyme(TM) enzyme, a recombinant form of the enzyme that is not derived from human placental tissue. In 1994, Genzyme received approval to market this product in the U.S. and Israel and currently is working to expedite the foreign approvals needed to market Cerezyme(TM) enzyme elsewhere abroad. Manufacturing constraints on Cerezyme(TM) enzyme, presently produced in Genzyme's small scale cell culture plant, will limit the availability of the product for new patients until receipt of regulatory approval to use Genzyme's large scale mammalian cell culture manufacturing plant in Allston, Massachusetts for production of Cerezyme(TM) enzyme.


FUTURE CAPITAL NEEDS. Although the General Division currently has substantial cash resources, it has committed to utilize a portion of such funds for certain purposes, such as making certain payments to third parties in connection with strategic collaborations and acquisitions. In addition, should Genzyme exercise its option to acquire Neozyme II Corporation callable common stock or its option to acquire the partnership interests in Genzyme Development Partners, L.P. using cash to pay some or all the exercise prices, its cash resources will be diminished and, as a result, Genzyme's obligation to allocate assets to GTR pursuant to the Funding Commitment may be suspended or relieved. See "Business - Relationship with Genzyme General Division."


                                USE OF PROCEEDS


     The net proceeds to be received from the sale of the shares of TR Stock offered hereby are estimated to be $44,820,000 (approximately be allocated in full to GTR. While GTR currently has no commitments for use of the net proceeds of the offering, GTR's management anticipates that the net proceeds, including interest thereon, will be used to accelerate the market introduction of GTR's CARTICEL(SM) Service, including for related capital expenditures and working capital, and to fund other research and development activities of GTR. Until applied to any of the foregoing uses, the net proceeds of this offering will be invested in high-quality, short-term interest bearing investments or deposit accounts.


     Genzyme anticipates that the net proceeds from this offering, together with existing cash balances and revenues generated from the CARTICEL(SM) and Epicel(SM) Services, will be sufficient to fund GTR's operations through 1996. GTR may require additional funds sooner if demand for the CARTICEL(SM) Service grows more rapidly than anticipated. Significant additional funds will be required to expand further its CARTICEL(SM) Service, including for working capital and additional processing capacity, and to fund the development, clinical testing, and commercialization of GTR's other products and services.

                                 CAPITALIZATION

     The following table sets forth the capitalization of GTR as of June 30, 1995 and as adjusted to reflect the issuance of the shares of TR Stock offered hereby:


                                                          JUNE 30, 1995
                                                    -------------------------
                                                      (DOLLARS IN THOUSANDS)
                                                                     AS
                                                     ACTUAL       ADJUSTED(1)
                                                    -------       -----------
Long-term debt ..............................       $    19       $    19
Division equity (2) .........................        14,922        59,742
                                                    -------       -------
Total capitalization ........................       $14,941       $59,761

----------

(1) As adjusted to reflect the application of the net proceeds of the offering, estimated to be $41,647,500, assuming 3,000,000 shares are issued at a price to the public of $16.00, the closing sale price on September 18, 1995.

(2) Excludes 1,755,577 shares of TR Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $5.5648 per share, and 838,230 TR Designated Shares, 828,381 of which are reserved for issuance upon the exercise or conversion of outstanding General Division stock options, warrants and convertible notes.


                            PRICE RANGE OF TR STOCK
                              AND DIVIDEND POLICY

     The TR Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol GENZL. The following table sets forth, for the periods indicated, the high and low sale prices for the TR Stock as reported by Nasdaq.


                                                               HIGH      LOW
                                                             -------   ------
1994:
   Fourth Quarter (commencing December 16, 1994)(1) ......   $ 5 3/8   $3 5/8

1995:
   First Quarter .........................................     7 3/4    3 1/2
   Second Quarter ........................................     7 5/8    5 1/8
   Third Quarter (through September 18, 1995) ............    16 5/8    6 1/2


----------

(1)  GTR was formed, and the TR Stock commenced trading, on December 16, 1994.


     On September 18, 1995, the closing sale price of TR Stock as reported by Nasdaq was $16.00 per share. There were approximately 2,719 holders of record of TR Stock as of August 1, 1995.


     Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business.

                         GENZYME TISSUE REPAIR DIVISION
                             SELECTED FINANCIAL DATA


     The following table represents selected historical combined statement of operations and balance sheet data of GTR. The balance sheet data presented below as of December 31, 1992, 1993 and 1994 and the statement of operations data presented below for each of the years in the four-year period ended December 31, 1994 are derived from GTR's financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The financial statements as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994 and the report of Coopers & Lybrand L.L.P. relating thereto are incorporated by reference in this Prospectus and the selected financial data presented below are qualified in their entirety by reference thereto. The balance sheet data presented below as of December 31, 1990 and 1991 and the statement of operations data presented below for the year ended December 31, 1990 are derived from GTR's unaudited financial statements. The balance sheet data presented below as of June 30, 1995 and statement of operations data presented below for the six-month periods ended June 30, 1994 and 1995 are derived from GTR's unaudited financial statements which are also incorporated herein by reference. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 1994 or 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto and related Management's Discussion and Analysis of Financial Condition and Results of Operations of GTR presented herein. See also "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share amounts.



                                                                                                                    FOR THE SIX
                                                                                                                    MONTHS ENDED
                                                                    FOR THE YEARS ENDED DECEMBER 31,                   JUNE 30,
                                                            -----------------------------------------------      -------------------
                                                             1990     1991      1992      1993       1994          1994       1995
                                                            -----    ------    ------   --------   --------      -------    -------
COMBINED STATEMENT OF OPERATIONS DATA:
Product revenues ......................................    $    -    $    -    $    -   $      -   $    324      $     -    $ 2,277
Revenues from research and development contracts (1) ..       861     2,291     2,666      4,684          -            -          -
Operating costs and expenses ..........................       467     2,552     3,174      3,506      4,889        1,944     11,827
Purchase of in-process research and development (2) ...         -         -         -     25,000     11,215            -          -
Net income (loss) attributable to TR Stock (3) ........    $  394    $ (211)   $ (508)  $(24,115)  $(15,751)     $(1,944)   $(8,969)

GTR Common Share Data (3):

   Net income (loss) per common
     and common equivalent share ......................    $ 0.17    $(0.08)   $(0.17)  $  (7.43)  $  (4.40)     $ (0.59)   $ (1.03)
   Average shares outstanding .........................     2,282     2,739     3,019      3,245      3,578        3,287      8,721


                                                                      AT DECEMBER 31,                        AT JUNE 30,
                                          --------------------------------------------------------------     -----------
                                           1990         1991          1992          1993          1994          1995
                                          -----        ------        ------        -------       -------       -------
COMBINED BALANCE SHEET DATA:
Cash and investments ............         $   -        $    -        $    -        $     -       $24,808       $16,240
Working capital .................             -             -          (149)             -        20,557        12,076
Total assets ....................             -             -             -              -        28,435        19,152
Division equity (4) .............             -             -          (149)             -        23,313        14,922

There were no cash dividends paid.

----------------------------


(1) In July 1993, Genzyme received a technology license fee of $2,000,000 from Neozyme CORPORATION related to expansion of the field of the Vianain(R) Debriding Product.

(2) In December 1993, Genzyme exercised its option to purchase the rights to the Vianain(R) Debriding Product research program funded by Neozyme Corporation. The transaction was accounted for as a purchase of in-process research and development and, accordingly, Genzyme charged the $25 million acquisition cost to GTR's operations in 1993. In December 1994, GTR acquired BioSurface in a transaction accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired, $11.2 million, was charged to in-process research and development.


(3) Net income (loss) attributable to TR Stock and net income (loss) per common and common equivalent share for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 and for the six months ended June 30, 1994 give effect to the provisions of the Management and Accounting Policies adopted by the Board in connection with the creation of GTR and, accordingly, are pro forma presentations.

(4) In December 1994, Genzyme issued 5,000,000 shares of TR Stock valued at $25.3 million in connection with the acquisition of BioSurface.

                  GTR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     Genzyme created GTR in December 1994 by acquiring BioSurface and combining it with several Genzyme programs and collaborations in the area of tissue repair. In December 1994, the stockholders of Genzyme approved a reclassification of Genzyme's common stock in which the authorized shares of Genzyme common stock were redesignated as General Division Stock on a share-for-share basis and a second class of common stock, TR Stock, was created. The General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting either division.

     Genzyme continues to hold title to all of its assets and be responsible for all of its liabilities and the holders of the General Division Stock and the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the class of stock they hold. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Accordingly, Genzyme's consolidated financial statements, which are incorporated herein by reference, should be read in conjunction with the financial statements of the General Division or GTR, as appropriate.


     Genzyme issued 5,000,000 shares of TR Stock, valued at approximately $25.3 million and representing 50% of the initial equity of GTR, to the stockholders of BioSurface to effect the acquisition. A total of 5,000,000 additional shares of TR Stock were either distributed to the holders of General Division Stock on the basis of .135 of one share of TR Stock for each share of General Division Stock held on December 16, 1994 or reserved for issuance upon the exercise or conversion of General Division stock options, warrants and convertible notes outstanding on December 16, 1994.


     The acquisition of BioSurface was accounted for as a purchase. Accordingly, the associated net assets and operations of BioSurface have been included in GTR's financial statements and in Genzyme's consolidated financial statements since the acquisition date.

RESULTS OF OPERATIONS

FIRST SIX MONTHS OF 1995 AS COMPARED TO THE FIRST SIX MONTHS OF 1994


     Product revenues for the three and six months ended June 30, 1995 were $1.2 million and $2.3 million, respectively. GTR had no revenues for the comparable periods in 1994 because prior to Genzyme's acquisition of BioSurface in December 1994, GTR had no products or services on the market. Revenues in 1995 consisted primarily of sales of the Epicel(SM) Service which are dependent upon numerous factors, many of which are not in GTR's control. As a result, GTR expects Epicel(SM) Service sales to fluctuate from period to period. Product revenues also included $30,000 and $40,000 for the three and six months ended June 30, 1995 from sales of the CARTICEL(SM) Service, which commenced in the first quarter of 1995.

     Gross margins for the three and six months ended June 30, 1995 were 29% and 30%, respectively. GTR incurs direct selling, general and administrative expenses as well as a selling, general and administrative charge, based on actual amounts incurred, from the General Division for selling, general and administrative work performed by the General Division on behalf of GTR. Selling, general and administrative expenses for the three and six months ended June 30, 1995 were $2.5 million and $4.3 million, respectively, compared to $226,000 and $389,000, respectively, for the corresponding periods in 1994. The increase was due to increased support of GTR research and development by the General Division and to the acquisition of BioSurface in the fourth quarter of 1994.

     GTR incurs direct research and development expenses as well as a charge for research and development work performed by the General Division on behalf of GTR. Research and development expenses for the three and six months ended June 30, 1995 were $3.1 million and $5.9 million, respectively, compared to $903,000 and $1.6 million, respectively, for the corresponding periods in 1994. Solely for purposes of comparison, research and development expenses related solely to the operations acquired from BioSurface by Genzyme were $1.7 million and $3.5 million, respectively, for the three and six months ended June 30, 1995. Excluding research and development expenses related to BioSurface, research and development expenses increased 53% and 57%, respectively, for the three and six months ended June 30, 1995, due primarily to increased outside clinical trials and manufacturing support related to the Vianain(R) Debriding Product.


1994 AS COMPARED TO 1993

     Product revenues, which consisted solely of revenues from sales of the Epicel(SM) Service for the period from December 16, 1994, the acquisition date of BioSurface, through December 31, 1994, were $324,000.


     GTR earned no revenues from research and development contracts in 1994 as compared to $4.7 million in 1993. Neozyme Corporation funded the development of the Vianain(R) Debriding Product from 1990 through the end of 1993 when GTR acquired the development program from Neozyme Corporation. Revenues from research and development in 1993 also included a $2.0 million technology license fee related to expansion of the field of the Vianain(R) Debriding Product to include both burns and ulcers.


     General and administrative expenses are borne across Genzyme's entire activity base and charges to a specific activity, such as research and development, are a function of total spending within that activity as well as the size of the overall activity base. GTR also incurs direct selling, general and administrative charges as a result of the acquisition of BioSurface. Selling, general and administrative expenses for 1994 increased 38% to $964,000. Of this increase, 18% corresponds to the increase in spending on research and development for the same period with the remaining increase resulting from the operations of BioSurface.

     Research and development expenses for 1994 increased 30% to $3.6 million including $306,000 related to the operations of BioSurface. Excluding the effect of BioSurface, research and development expenses increased 19% due primarily to increased outside clinical trials related to the Vianain(R) Debriding Product and increased manufacturing support.

     The excess of the purchase price over the fair market value of the net assets acquired in the acquisition of BioSurface, $11.2 million, was allocated to in-process research and development and charged to operations.

1993 AS COMPARED TO 1992


     GTR's revenues from research and development contracts for 1993 were $4.7 million, as compared to $2.7 million in 1992, an increase of 76%, due primarily to a technology license fee of $2.0 million from Neozyme Corporation related to expansion of the field of the Vianain(R) Debriding Product to include the treatment of ulcers.


     General and administrative expenses decreased 15% to $701,000 in 1993 due to a lower percentage charge resulting from an increase in Genzyme's overall activity base.

     Research and development expenses for 1993 increased 19% to $2.8 million. The increase in spending was due primarily to increased outside clinical trials related to the Vianain(R) Debriding Product and increased manufacturing support.

     In December 1993, GTR completed the purchase of the rights to the Vianain(R) Debriding Product technology from Neozyme Corporation and charged the $25.0 million purchase price to operations as in-process research and development.


LIQUIDITY AND FINANCIAL RESOURCES

     As of June 30, 1995, GTR had approximately $16.2 million of cash, cash equivalents and investments in marketable securities, a decrease of $8.6 million from December 31, 1994. The decrease was due to GTR's net loss and an increase in working capital requirements, net of the portion funded by additional amounts payable to the General Division and proceeds from the issuance of stock under stock option and stock purchase plans.


     GTR anticipates that, excluding the proceeds from this offering, currently available funds plus revenues generated from the CARTICEL(SM) and Epicel(SM) Services will be sufficient to fund GTR's operations through the end of 1995. Significant additional funds will be required to complete clinical testing and commercialization of GTR's products and services.


     Genzyme is committed to allocate from the assets of the General Division not less than $30 million to fund the operations of GTR at the rate of $10 million by June 1996, an additional $10 million by June 1997 and a third $10 million by June 1998, subject to certain limitations. See "Business - Relationship with Genzyme General Division."

                           ADDITIONAL FINANCIAL DATA

     Genzyme holds title to all of its assets and is responsible for all of its liabilities, and the holders of the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to GTR. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Therefore, the following consolidated balance sheet data of Genzyme and statement of operations data of the General Division are presented as additional information due to the nature of Genzyme's financial reporting structure.

     The following table represents summary historical consolidated balance sheet data of Genzyme as derived from the Company's financial statements and summary historical combined statement of operations data of the General Division as derived from the General Division's financial statements. The General Division operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company and the General Division, respectively, incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share amounts.

GENZYME CORPORATION:                                             AT DECEMBER 31,                           AT JUNE 30,
                                                --------------------------------------------------------   -----------
                                                  1990        1991        1992        1993        1994        1995
                                                --------    --------    --------    --------    --------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and investments .......................    $ 47,059    $283,473    $248,325    $168,953    $153,460    $102,608
Working capital ............................      62,252     147,007     166,324      99,605     103,871     134,896
Total assets ...............................     129,625     403,643     481,896     542,052     658,408     638,880
Long-term debt and capital lease obligations
 excluding current portion (1) .............       5,694     104,609     105,369     144,674     126,729     128,321
Stockholders' equity (2) ...................     103,300     268,333     322,613     334,072     418,964     451,308


THERE WERE NO CASH DIVIDENDS PAID.

                                                                                                                  FOR THE SIX
GENZYME GENERAL DIVISION:                                                                                         MONTHS ENDED
                                                                    FOR THE YEARS ENDED DECEMBER 31,                 JUNE 30,
                                             -------------------------------------------------------------    ----------------------
                                               1990        1991         1992          1993         1994        1994         1995
                                             --------     --------    ---------     ---------     --------    --------    --------
COMBINED STATEMENT OF OPERATIONS  DATA(3):
Revenues ................................    $ 60,688     $119,624    $ 216,413     $ 265,687     $310,727    $148,660    $179,517
Operating income (loss) (4) .............     (37,582)       8,494      (27,565)       (7,633)      49,922      23,824      32,974
Net income (loss) .......................     (26,382)      20,938      (30,012)        8,456       30,194      18,702      21,303
Net income (loss) attributable to
 General Division Stock (5) .............     (26,382)      20,938      (29,809)       18,020       32,054      19,499      24,965

 General Division Common Share Data (5):

  Net income (loss) per common and common
   equivalent share .....................    $  (1.56)    $   0.89    $   (1.33)    $    0.69     $   1.22    $   0.75    $   0.89
  Average shares outstanding ............      16,910       23,554       22,370        26,250       26,169      25,988      28,105


THERE WERE NO CASH DIVIDENDS PAID.


----------

(1) In October 1991, Genzyme issued $100.0 million of its 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million.

(2) In April 1991, Genzyme completed the sale to the public of 4,025,000 shares of Genzyme Common Stock for net proceeds of $136.4 million. In December 1994, Genzyme issued 5,000,000 shares of TR Stock valued at $25.3 million in connection with the acquisition of BioSurface.


(3) In October 1992, Genzyme acquired all the outstanding common shares of Vivigen, Inc. in a transaction accounted for as a pooling of interests. Accordingly, the General Division's financial data has been restated to include Vivigen for all periods presented.


(4) Operating income (loss) includes the purchase of in-process research and development totaling $20.8 million, $51.1 million and $24.0 million, respectively, for the years ended December 31, 1990, 1992 and 1993; goodwill impairment and restructuring costs totaling $26.5 million for the year ended December 31, 1993; and charges for purchase options and financing expenses totaling $9.0 million and $16.9 million, respectively, for the years ended December 31, 1990 and 1992.


(5)  Net income (loss) attributable to General Division Stock and net income
     (loss) per common and common equivalent share for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 and for the six months ended June 30, 1994 give effect to the provisions of the Management and Accounting Policies adopted by the Board in connection with the creation of GTR and, accordingly, are pro forma presentations. The tax benefit generated by GTR retroactively allocated to the General Division is $0, $0, $0.2 million, $9.6 million, $1.9 million and $0.8 million for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 and the six months ended June 30, 1994, respectively. For the six months ended June 30, 1995, the tax benefit generated by GTR allocated to the General Division is $3.7 million.

                                    BUSINESS

OVERVIEW

     GTR focuses on developing, producing and marketing technologically advanced products and services for the treatment and prevention of serious tissue damage. GTR's strategy is to create the leading business in the field of tissue repair by bringing a comprehensive approach to the treatment of the complex medical problems associated with serious tissue injury. Genzyme created GTR in December 1994 by acquiring BioSurface and combining BioSurface's programs with several of Genzyme's programs in the field of tissue repair. As a result of the combination of programs from BioSurface and Genzyme, GTR has strong capabilities in three core technologies -- autologous cell processing, therapeutic protein development, and biomaterials engineering -- which it is using to develop and market a portfolio of novel products and services to apply to unmet medical needs in the field of tissue repair. In March 1995, GTR introduced the CARTICEL(SM) Service, which provides orthopedic surgeons with the cell culturing services and other support necessary to utilize a patient'sown articular chondrocytes to repair articular cartilage defects in that patient's knee. GTR plans to focus a substantial portion of its resources in the near term on further developing and marketing the CARTICEL(SM) Service. GTR also markets the Epicel(SM) Service, which involves the culturing of autologous skin cells to provide burn victims with a lifesaving alternative form of permanent skin replacement, and is developing Vianain(R) Debriding Product for the treatment of burns and skin ulcers and TGF-Beta2, a recombinant protein, for the treatment of chronic skin ulcers and multiple sclerosis.

     The CARTICEL(SM) Service has attracted significant interest from the orthopedic community since publication of the results of GTR'sacademic collaborators innovative work on knee cartilage repair in the October 6, 1994 issue of the New England Journal of Medicine. As reported in this article, 19 of 23 patients had restored or improved joint function after implantation with cultured autologous articular cartilage cells. Based on this data and GTR's ongoing analysis of results obtained in approximately 130 additional patients treated in Sweden, GTR has concluded that this treatment can provide long term repair of damaged knee cartilage tissue. GTR believes that its CARTICEL(SM) Service is the only such therapy currently available. GTR estimates that each year between 200,000 and 300,000 individuals in the United States and Europe may be candidates for treatment using the CARTICEL(SM) Service.


     GTR is building the infrastructure required to make the CARTICEL(SM) Service widely available to orthopedic surgeons in the United States and Europe. Although the CARTICEL(SM) Service is not currently regulated by the FDA, GTR has developed a quality systems approach to the delivery of this service. Drawing on its seven years of experience with the Epicel(SM) Service, GTR has validated a commercial scale cartilage cell processing facility, developed a rigorous surgeon training program, established standards for patient outcomes data collection, and assembled an experienced sales and marketing staff. Since the introduction of the service in March 1995, GTR has trained 55 orthopedic surgeons, has provided cultured cartilage cells for the treatment of 15 patients, and is processing cartilage cells for 60 additional patients.


     GTR'snear term strategy is to concentrate its efforts on building a substantial business based on the CARTICEL(SM) Service. This will require significant investments in processing capacity, working capital and market development. GTR believes that the creation of a substantial business based on the CARTICEL(SM) Service would establish GTR as a leader in the application of biotechnology to the orthopedic market, support future research and development efforts, and enable GTR to finance acquisitions of complementary technologies. GTR will continue to build its product portfolio through development of the Vianain(R) Debriding Product for burns and skin ulcers, TGF-Beta2 for chronic skin ulcers and multiple sclerosis, and alternate versions of the CARTICEL(SM) and Epicel(SM) Services for cartilage resurfacing and permanent skin replacement, respectively. GTR believes this family of diverse tissue repair products will offer a comprehensive treatment portfolio in the currently fragmented field of tissue repair.

PRODUCTS AND SERVICES

     GTR's activities can be divided into three main areas: cartilage repair, consisting of the CARTICEL(SM) Service and CARTICEL II; skin repair, including the Epicel(SM) Service and the TGF-Beta2 and Vianain(R) Debriding Product programs; and other tissue repair opportunities in the areas of multiple sclerosis and bone repair.

CARTILAGE REPAIR - CARTICEL(SM) SERVICE

     Scientific Background

     Cartilage tissue consists of cartilage cells called chondrocytes, which secrete and are embedded in a protein and carbohydrate based matrix. Cartilage tissue can be found in several parts of the body and serves several different purposes. Articular (hyaline) cartilage is a thin layer of tough opaque tissue that lines the opposing bone surfaces of all moving joints in the body to provide almost frictionless movement of the joint. Another type of cartilage (fibrocartilage) serves a shock-absorbing function in the knee and in the spine between the vertebrae. Cartilage is also the tissue which gives shape to the ear and the nose.

     Damage to cartilage causes significant medical problems. When articular cartilage tissue in a joint suffers more than superficial damage, it does not regenerate and may further deteriorate over time. Even damage which creates a small defect in articular cartilage can impair joint movement, restrict patient mobility and cause pain and joint locking. There were an estimated 1.3 million procedures performed in the United States in 1994 to treat soft tissue damage in the knee. A substantial number of these procedures involved articular cartilage damage.

     Arthroscopic techniques are currently used to relieve patients' pain and lessen the chances of further tissue damage, but they do not repair the defect or stop the degenerative process. One technique involves shaving the margins of the damaged cartilage and irrigating the joint cavity. Another is to drill holes through the underlying bone, allowing cells from the bone marrow to migrate into the defect. These bone marrow cells produce fibrocartilage scar tissue that can fill the defect but is mechanically inferior to normal articular cartilage and wears poorly over time. Over a period of several years, this scar tissue may deteriorate, leading to osteoarthritis, a degenerative joint disease. Patients with osteoarthritis may require a total joint replacement, which carries a significant risk of long-term failure. Therefore, joint replacement is generally not recommended for patients under the age of fifty, who would likely outlive the prosthesis.

     GTR's CARTICEL(SM) Service has been developed based on seven years of pioneering work by a group of Swedish physicians (the "Swedish Group"). The Swedish Group, which was the first group in the world to report the use of cultured autologous cartilage cells to treat cartilage damage, has treated 165 patients with knee cartilage defects. A retrospective review of safety data on the initial 150 patients treated by the Swedish Group, which was conducted by an independent data management organization hired by GTR and covered seven years of data for the earliest patients, indicated no serious adverse events or post-implantation infection. An ongoing retrospective review by GTR presently covering 60 of these patients has yielded encouraging data on the efficacy of the treatment, as measured by joint functionality and arthroscopic and histological evaluation. In the October 6, 1994 issue of the New England Journal of Medicine, the Swedish Group published data on the first 23 patients to reach a two year follow-up evaluation. As reported in this article, 19 of 23 patients had restored or improved joint function after treatment with cultured autologous chondrocytes.

     Market Opportunity


     GTR has estimated the market opportunity for the CARTICEL(SM) Service by examining the number of surgical procedures used to treat knee injuries. In the United States in 1994, there were an estimated 1.3 million procedures performed to treat soft tissue damage in the knee, including ligaments, menisci and articular cartilage. Approximately

500,000 of these procedures were performed specifically to treat articular cartilage damage of traumatic origin. GTR estimates that roughly 200,000 of these procedures were performed on clinically significant injuries that would be suitable for intervention with the CARTICEL(SM) Service.

     Data concerning numbers of injuries or surgical procedures in Europe are generally not available, and accordingly it is difficult to estimate the size of the European market for the CARTICEL(SM) Service. A GTR commissioned survey of the European market, which was based on 1993 data, suggests that the CARTICEL(SM) Service is applicable to at least 56,000 patients in Europe annually.


     The potential market opportunity for the CARTICEL(SM) Service also encompasses the treatment of other joints. In the United States, there are currently more than 400,000 arthroscopies performed each year on the shoulder, ankle, elbow, wrist, hip and spine, some portion of which involve articular cartilage defects. The Swedish Group has already begun treating patients with articular cartilage defects in some of these other joints. In addition, GTR is working to expand the use of the CARTICEL(SM) Service for the management of end stage degenerative diseases (such as osteoarthritis) and cartilage damage that are beyond treatment with current techniques, such as shaving the cartilage or drilling the bone, or the existing CARTICEL(SM) Service. Cartilage diseases, such as chondromalacia patellae and osteochondritis dessicans, affect an estimated 200,000 patients in the United States per year, and GTR estimates that 16 million people in the United States suffer from osteoarthritis. In order to take advantage of these market opportunities, GTR will need to conduct additional development activities and clinical studies on the use of autologous chondrocytes for these and other indications. See "Business - Products and Services - CARTICEL(SM) Development Programs."


     GTR believes that the CARTICEL(SM) Service offers an attractive alternative to existing procedures used to treat severe articular cartilage damage. Existing treatments do not repair the damage to the cartilage, and consequently, many patients need to undergo more than one treatment for their injury, and often never achieve lasting relief from pain. The CARTICEL(SM) Service is designed to address cartilage damage by repairing the defect and stopping the degenerative process. GTR believes that the benefits from the CARTICEL(SM) Service will be long lasting and that a patient may not need to repeat treatment with the CARTICEL(SM) Service.

     GTR believes that the total costs associated with the CARTICEL(SM) Service are less than the costs of a typical course of treatment ending with knee replacement surgery. The list price of the CARTICEL(SM) Service is currently $10,000 per patient. GTR has estimated that the additional costs of the surgical procedures required to perform a biopsy and implant autologous cartilage cells will range from $8,000 to $25,000 depending upon the complexity of the repair required. Although prices may vary depending on the geographic location, GTR estimates that the average total cost of a knee replacement procedure is $26,000. However, before undergoing a knee replacement, many patients will have received therapy and other procedures over the course of several years, adding substantially to the overall cost of care.

     Description of CARTICEL(SM) Service

     The CARTICEL(SM) Service is an integrated program of surgeon training, standardized cartilage cell processing, and rigorous collection and analysis of outcomes data, which is aimed at providing broad surgeon access and achieving and maintaining high quality patient outcomes. Although the CARTICEL(SM) Service is not currently regulated by the FDA, GTR has developed a quality systems approach to the delivery of this service. Each of the components of the CARTICEL(SM) Service is described below.

     Surgeon Training

     The successful commercialization of the CARTICEL(SM) Service is dependent on it being accepted by and incorporated into routine use by a large number of orthopedic surgeons. The orthopedic marketplace in the United States is comprised of approximately 17,000 board certified surgeons. Within major European countries, there are approximately 18,000 orthopedic surgeons.

     In order to gain access to GTR's cartilage cell processing services, surgeons must complete comprehensive training in the surgical procedure for autologous cartilage cell implantation. This training program currently is composed of clinical, technical and practical orientation modules, providing a minimum of 16 hours of concentrated exposure to autologous implantation technology. The three-day training includes lecture presentations, a hands on bioskills session involving practice of the surgical technique, and an on-site training session in Sweden for observation of the surgical procedures (biopsy harvesting, implantation and surgical follow-up) as performed by surgeons well experienced in this technique. GTR believes that its exclusive ability to provide surgeons with the opportunity to observe and interact with the Swedish Group is a significant competitive advantage.


     GTR has trained 55 surgeons to date and anticipates training 100 surgeons by the end of 1995. In order to accommodate the surgeons' limited time availability, GTR plans to expand training capacity with the addition of a training site in Cambridge, Massachusetts in the fourth quarter of 1995 and to modify the training curriculum to concentrate the program into a day and a half. Upon the completion of this facility and by intensifying the training program, GTR will have the capacity to train more than 500 surgeons per year. In order to maintain the high quality standards of the CARTICEL(SM) Service training program, GTR plans to utilize videotapes of the surgical biopsy and implantation procedures performed by the Swedish Group and video teleconferencing links to Sweden to facilitate interaction with members of the Swedish group.


     Standardized Cartilage Cell Processing

     To initiate the CARTICEL(SM) Service, a small sample of each patient's healthy knee cartilage tissue is harvested by the surgeon via a minimally invasive arthroscopic procedure. This cartilage biopsy is then shipped to GTR's Cambridge processing facility in a specialized container provided by GTR. The biopsy is processed, under rigorous quality control conditions, to yield a suspension of the cartilage cells called chondrocytes. When placed in GTR's proprietary cell culture system these chondrocytes gain the ability to rapidly propagate. Each patient's cells are typically cultivated for a period of approximately three weeks, yielding enough cartilage cells to fill the volume of the cartilage defect diagnosed by the patient's surgeon. After quality control testing and release, each patients cell's are packaged in a vial and returned to the surgeon for implantation in a procedure described below. GTR's proprietary technology allows a patient's cells to be stored indefinitely during the cultivation process. Delivery of the patient's cells can then be coordinated with the scheduled implantation procedure which may occur several months after the biopsy. See "Business - Production."

     The following figure indicates the steps required to implant autologous cartilage cells:





          [The graphic image that appears here consists of four numbered illustrations. The first illustration shows the structure of the human knee and an articular cartilage defect depicted with a dark circle labeled "defect". It is captioned "Healthy cartilage biopsy taken from patient." There is a line leading from this caption to the area in the knee from which the cartilage biopsy is taken. The second illustration, captioned "Biopsy sent to Genzyme Tissue Repair for processing," portrays a technician examining a biopsy through a microscope. The next segment is an image of cells in a test tube with a caption "Cultured cells sent to surgeon." The final segment shows an illustration of a knee with a periosteal flap sutured on top of the defect and a syringe inserted underneath the periosteal flap from the perimeter. This illustration is captioned "Cultured cartilage cells injected under periosteal flap." There is also a caption to this illustration which says "periosteal flap, taken from lower leg bone and sutured on top of defect" and a line indicating the flap sutured over the area of the defect.]





     Step 1: Arthroscopic Biopsy Procedure. The initial surgical procedure is an arthroscopy. If the physician diagnoses an articular cartilage defect, he or she will perform a biopsy procedure to retrieve a tiny sample of healthy cartilage tissue.

     Step 2: Biopsy Processing and Cell Culturing. The biopsy tissue is then sent to the specialized processing facility at GTR. Under strict aseptic conditions, the cartilage cells from the biopsy are nourished and grown in culture. Cell culturing usually requires approximately three weeks, during which time the cartilage cells will grow to many times their original number. Following culturing, the cells will be ready for return to the physician for a scheduled surgical implantation.

     Steps 3 & 4: Surgical Implantation. To complete the implantation process, a second surgical procedure is performed. An incision is made in the knee and the joint is opened. Damaged cartilage tissue is removed, and the area of the defect is prepared to receive the cultured cells. Another small incision is then made over the tibia (shin bone) to remove a piece of periosteum, the thin tissue which covers the bone. The periosteum is sutured over the cartilage defect to serve as a protective cover for the cells which are implanted beneath it.

     Collection and Analysis of Outcomes Data


     The implantation of cultured autologous chondrocytes is an innovative surgical approach for the repair and treatment of cartilage defects. GTR believes that clinical data collection for analysis of surgical outcomes will be critical to document and expand the use of the CARTICEL(SM) Service. Therefore, GTR has established a registry of patients who receive cartilage cells from the CARTICEL(SM) Service and requires that each surgeon obtain consent from the surgeon's institutional review board ("IRB") to collect outcomes data according to GTR's protocol. In addition, GTR will identify surgeons who perform more specific long term follow-up data collection and cost effectiveness studies, and GTR will fund these activities. GTR believes that this registry will be a valuable resource for ongoing product performance feedback to individual surgeons and for evaluating new surgical techniques. GTR will encourage publication and presentation of individual case studies or groups of patients by individual physicians or collaborators taking part in the registry.

     GTR has access to the clinical outcomes data from implantation procedures performed by the Swedish Group over the last eight years. In addition, in order to support further development of autologous chondrocyte implantation, GTR will support a controlled multi-center, randomized study with the Swedish Group. The study is scheduled to begin in the second half of 1995 and will include 60 patients, 40 of whom will be treated with GTR'sCARTICEL(SM) Service and 20 of whom will receive conventional bone drilling as a control procedure. These patients will be followed for three years, at which time an arthroscopy and biopsy will be performed.

     Sales and Marketing

     GTR markets the CARTICEL(SM) Service directly to orthopedic surgeons in the United States and Europe. Since the launch of the CARTICEL(SM) Service, GTR has built its United States and European sales and marketing organization to a total of 24 sales people. GTR intends to expand its existing sales force to 50 by the end of 1996 with sales people experienced in the orthopedic market. GTR's sales force promotes the CARTICEL(SM) Service by contacting and educating orthopedic surgeons about the CARTICEL(SM) Service and maintaining an ongoing relationship with each surgeon who receives training from GTR; assisting physicians with administrative, clinical and reimbursement issues involved in arranging to perform the biopsy and implantation procedures at hospitals; and assisting physicians in obtaining the necessary approval from the hospital's IRB to collect outcomes data in accordance with GTR's protocol. GTR further supports its sales and marketing efforts by attendance at and participation in orthopedic congresses and symposia.

     CARTICEL(SM) Development Programs

     GTR currently has a number of ongoing development programs relating to its CARTICEL(SM) Service, including work on arthroscopic implantation procedures and development of the CARTICEL(SM) Service for other applications (referred to as "CARTICEL II"). The primary objectives of these programs are to: (i) improve GTR's general knowledge of cartilage repair, (ii) improve the regenerative ability of the implanted, autologous chondrocytes and (iii) expand the application of the CARTICEL(SM) Service to the repair of large surface area defects such as those seen in osteoarthritic joints. The CARTICEL(SM) Service is currently effective only for the repair of small area defects (less than two centimeters in diameter).

     In response to interest by many of the orthopedic surgeons contacted by GTR, GTR is refining the CARTICEL(SM) Service to allow the use of arthroscopic procedures for implanting the cultured cartilage cells. GTR has commenced discussions with manufacturers of arthroscopic equipment regarding the development of equipment specifically designed for arthroscopic implantation. To facilitate arthroscopic implantation, GTR is developing a synthetic biomaterial-based periosteal patch. GTR believes that such refinements of the CARTICEL(SM) Service for arthroscopic procedures would be a significant enhancement of the CARTICEL(SM) Service and would broaden its appeal for many orthopedic surgeons.

     GTR is working to develop CARTICEL II for the management of end stage degenerative diseases (e.g., osteoarthritis), and cartilage damage which has progressed beyond treatment with other measures. In addition, CARTICEL II is being developed to regenerate cartilage in large defects in which PREEXISTING arthritic conditions are present. Specifically, GTR anticipates that CARTICEL II will improve the regenerating capacity of autologous chondrocytes implanted in arthritic joints and reduce healing time through agents that actively stimulate cartilage regeneration. Additionally, GTR has access to the General Division's hyaluronic acid technology and will be evaluating its application in the treatment of osteoarthritis in conjunction with the CARTICEL(SM) Service.

SKIN REPAIR

     Scientific Background

     Human skin is comprised of two distinct layers which together protect the body from the surrounding environment. The epidermis is the body's outermost protective barrier. It consists predominantly of keratinocytes, epithelial cells organized in overlapping layers to form a continuous, smooth sheet. Beneath the epidermis lies the dermis, a vascularized layer whose principal cell type, fibroblasts, produce a matrix composed of collagen and other extracellular proteins. Accidents or diseases which affect the skin may cause partial-thickness wounds, in which the epidermis is destroyed but a portion of the dermis remains intact, and full-thickness wounds, in which both the epidermis and the dermis are destroyed. Partial-thickness wounds may heal without the use of skin grafts because keratinocytes which surround the hair follicles and sebaceous glands are capable of dividing and migrating toward the surface, regenerating the epidermis. In full-thickness wounds, the hair follicles and sebaceous glands are destroyed, leaving no source of keratinocytes in the injured area. Although small full-thickness wounds can heal from the edges, larger full- thickness wounds must be treated with skin grafts. The figure below represents the structure of human skin and indicates the depth of wounds in the skin:

                              NORMAL SKIN STRUCTURE



          [The graphic image that appears here is a drawing of a cross-section of skin. The illustration shows the epidermis, dermis, subcutaneous tissue, capillaries, hair follicle and sebaceous gland. The illustration also indicates the depth of partial-thickness and full-thickness wounds.]





     Burns

     When a patient suffers a severe full-thickness burn injury that completely destroys the epidermis and the dermis over a large body surface area, the surgeon must replace the missing skin to enable the patient to survive. At present, treatment for large full-thickness burns typically involves the use of temporary dressings to limit infection, reduce pain and prevent loss of body fluids, followed by grafting a portion of the patient's own undamaged skin onto the burned area. In conventional skin grafting, surgeons first debride the burn wound (i.e., remove the necrotic tissue so that the body's normal healing process can occur) and then remove a sheet of skin containing the entire epidermis and a portion of the dermis from an unburned donor site on the patient, and transplant it onto the debrided burn wound.

     The use of conventional skin grafts in burn treatment entails certain disadvantages. Most importantly, in patients with extensive full-thickness burn injuries, there is a limited amount of undamaged skin available for use as donor sites for skin grafts. This shortage prevents rapid closure of the burn wound and is, therefore, life-threatening. In addition, the harvesting of skin grafts from a donor site produces a new wound, with attendant complications including pain, blood loss, scarring and the creation of new sites for potential infection.

     Each year approximately 2,000,000 people in the United States suffer burn injuries. According to the National Center for Health Statistics, approximately 70,000 of these patients are admitted to hospitals for serious burn injuries. GTR estimates that approximately 25,000 of the most severely burned patients in the United States are admitted to one of the 140 specialized burn centers. Industry analysts estimate that approximately $1 billion is spent in the United States annually for the treatment of burns.

     Chronic Skin Ulcers

     Chronic skin ulcers are open, often painful wounds found predominantly on the lower extremities of elderly patients. Skin ulcers are divided into three main categories: pressure ulcers, which are common in chronic care hospitals and nursing homes, afflict approximately 1,500,000 patients per year; venous ulcers afflict approximately 500,000 patients per year; and diabetic ulcers afflict approximately 1,000,000 patients per year. Pressure ulcers form in the skin of immobilized patients who are unable to shift position to relieve the pressure caused by the body's own weight. Venous ulcers occur in patients with damaged valves in the veins in their legs which leads to a pooling of blood in the lower extremities and subsequent breakdown of the skin. Diabetic ulcers result from circulatory deficiencies and nerve damage associated with diabetes. These wounds frequently remain unhealed for months or years and may lead to amputation of the limb.

     The treatment of chronic skin ulcers can involve three stages: wound debridement, tissue growth promotion and re-epithelialization or closure of the wound. Wound debridement is necessary for the treatment of almost all serious chronic skin ulcers and is accomplished through a variety of mechanical, surgical and enzymatic methods. Mechanical debridement is a painful, labor intensive process that can take many weeks to complete and slows the healing process by removing viable tissue along with necrotic tissue. Surgical debridement is a costly process that results in loss of viable tissue and is complicated by the additional risks of anesthesia. Enzymatic debridement is used infrequently because currently available enzymatic debridement products are slow-acting and of limited efficacy. After debridement, traditional approaches to treatment of chronic skin ulcers usually follow one of two courses. The most common course of treatment for less advanced ulcers is to clean the wound and to treat it with protective, but passive, dressings and topical medications to prevent infection while allowing normal healing to occur. Even when conventional therapy is successful, it still may require 12 to 20 weeks of repeated treatments. The second approach utilizes conventional skin grafts and is typically used for more advanced chronic skin ulcers. However, the difficulty of healing donor sites created in the grafting process and the risks associated with general anesthesia in the elderly often prevent the use of conventional skin grafts in these patients. In addition, both treatment approaches are expensive and have a high failure rate.

     GTR estimates that approximately 2,600,000 cases of chronic or slow healing skin ulcers are treated in the United States each year at a cost of more than $7 billion, with individual treatment costing up to $40,000 per year.

         GTR Skin Product Portfolio

     PRODUCT                     DESCRIPTION                  INDICATION                      STATUS
     -------                     -----------                  ----------                      ------
Epicel(SM) Service           Autologous cultured         Burns -- Permanent skin      Burns -- Marketed since
                             epidermal skin graft        replacement                  1988

                                                         Ulcers -- Tissue growth      Ulcers -- Marketed since
                                                         promotion and re-            third quarter, 1994
                                                         epithelialization
TGF-Beta2                    Recombinant growth factor   Tissue growth promotion      Completed initial Phase
                                                                                      II trial; expanded Phase
                                                                                      II trial scheduled to
                                                                                      begin third quarter, 1995
Vianain(R) Debriding         Enzyme preparation from     Burns -- Wound               Burns -- Phase I/II
Product                      plant extract               debridement                  clinical trials
                                                                                      completed; Phase II
                                                                                      clinical trial in
                                                                                      progress
                                                         Ulcers -- Wound
                                                         debridement                  Ulcers --  Completed
                                                                                      pilot trial; Phase I/II
                                                                                      trial to begin in early
                                                                                      1996



     Epicel(SM) Service

     Service Description

     Skin grafts produced using the Epicel(SM) Service are a life-saving product indicated for patients who suffer severe, full- thickness burns and need permanent skin replacement. These epidermal grafts are grown from a patient's own skin cells and, therefore, are not rejected by the patient's immune system. Starting with a patient biopsy about the size of a postage stamp, GTR can grow enough skin grafts in three to four weeks to cover a patient's entire body surface area. Each skin graft consists of a sheet of cultured skin cells, approximately 25 square centimeters in size and ranging from two to eight cell layers thick, attached to a piece of surgical dressing material. A 48 hour shelf life allows these grafts to be delivered anywhere in the United States, Europe or Japan from GTR's production laboratories in Cambridge, Massachusetts.

     Development Status

     Skin grafts produced using the Epicel(SM) Service were first introduced in 1988 and remain the only commercially available laboratory grown skin grafts shown to provide permanent skin replacement. Most burn wounds involving less than 60% body surface area are covered with conventional skin grafts within the three to four weeks it currently takes to grow skin grafts produced using the Epicel(SM) Service. Therefore, GTR believes that the primary candidates for the Epicel(SM) Service are the approximately four hundred patients each year in the United States who survive burn injuries covering more than 60% of their body surface area. GTR markets the Epicel(SM) Service to burn centers throughout the United States and in parts of Europe through its own direct sales force. GTR began marketing the Epicel(SM) Service in Japan in 1995 through its distributor, Toho Pharmaceuticals Co., Ltd.

     GTR introduced the Epicel(SM) Service for the treatment of ulcers in the third quarter of 1994 in response to physicians purchasing the burn product for several years for use in the treatment of ulcers. However, GTR is not actively promoting the Epicel(SM) Service for treating chronic ulcers because it believes that the Epicel(SM) Service is not likely to be economical for this indication.





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

     Scientists postulate that autologous epidermal skin grafts stimulate wound healing, including promotion of granulation tissue, attraction of inflammatory cells, and re-epithelialization, or closure, of chronic wounds. These scientists have reported that keratinocytes, which are the primary component of Epicel(SM) skin grafts, produce over twenty cytokines and matrix proteins, many of which are known to participate in the wound healing process. In addition, several investigators have reported actual Epicel(SM) graft take in large chronic wounds.

     Epicel(SM) II

     GTR is currently evaluating alternative approaches for use of the Epicel(SM) Service which will represent an improvement over the clinical utility and production methods of the Epicel(SM) Service. While treatment with the Epicel(SM) Service is often a life saving procedure, several limitations in its clinical utility and production methods have been identified. These limitations include graft fragility, suboptimal graft cosmesis, variability in graft acceptance, patient morbidity and mortality as a consequence of the length of time before the graft is available following skin biopsy, difficult handling characteristics of grafts, and cost of graft production. GTR is evaluating several methods to address these limitations, including use of synthetic membranes and composite skin grafts.


     GTR believes that advances in the field of autologous keratinocyte grafting coupled with one or both of the technologies described above may allow the expanded use of autologous keratinocyte grafting for the treatment of smaller burns (burn wounds involving 30-60% body surface area) as well as for treatment of cutaneous ulcers which involve large surface areas of the skin. In the latter case, GTR believes an improved autologous keratinocyte graft could effectively and economically provide final wound closure following effective debridement and induction of granulation tissue deposition at the wound site.


     Transforming Growth Factor Beta 2 ("TGF- Beta2")

     Product Description

     TGF-Beta2 is one of a family of proteins that play an important role in the body's ability to promote normal wound healing by stimulating the growth of connective tissue. GTR has licensed recombinant TGF- Beta2 from Celtrix Pharmaceuticals, Inc. ("Celtrix") and is collaborating with Celtrix on the use of TGF-Beta2 to promote the healing of chronic skin ulcers by supplementing the body's own production of TGF-Beta2. The product will consist of an easy-to-use collagen sponge which serves as a delivery vehicle permitting the release of a consistent dose of TGF-Beta2 to the wound surface over time.

     Development Status

     In January 1994, Celtrix announced the results of the Phase II clinical trials of the TGF-Beta2 wound healing product in the treatment of venous ulcers. The results of the clinical trials were consistent with previous findings which indicated a positive trend in wound healing. These results also allowed Celtrix to reach the following important conclusions: (i) topically applied TGF-Beta2 is safe at the doses tested; (ii) the delivery vehicle is well tolerated and (iii) the ease of treatment enables patients to apply TGF-Beta2 therapy themselves. However, due to variability in patient response in the placebo groups, combined with a greater- than-expected placebo effect, statistical significance was not achieved in this study.

     GTR plans to begin a 12 center, double-blinded, randomized Phase II clinical trial in September 1995. The study will group 200 diabetic patients suffering from neurotrophic diabetic foot ulcers into one of three TGF- Beta2 coated collagen sponge dose groups, a placebo group or a standard of care control group.

     During the first half of 1995, GTR concentrated its efforts on refining the formulation and manufacturing process for the TGF-Beta2 collagen sponges for Phase II clinical trials at Genzyme'sAllston, Massachusetts facility. Genzyme successfully produced 10,000 sponges using bulk TGF-Beta2 from Celtrix and collagen slurry from an outside source. Genzyme plans to manufacture TGF-Beta2 for Phase III clinical trials in its own facilities. Upon commercialization, GTR will make royalty payments to Celtrix based on cumulative product sales. GTR is also obligated to make milestone payments to Celtrix for product development related achievements.

     GTR'srights with respect to TGF-Beta2 derive from a license and development agreement which Genzyme and Celtrix entered into in June 1994 (the "Celtrix Agreement"). The agreement provides for a collaboration between the parties to develop and commercialize TGF-Beta2 for any therapeutic uses for any clinical indication (excluding soft tissue augmentation, vascular prostheses and all ophthalmic and mucositis indications). Genzyme's rights and obligations under the Celtrix Agreement have been allocated to GTR. Pursuant to the Celtrix Agreement, GTR has worldwide commercialization rights, excluding Asia, for all systemic indications and select other indications of TGF-Beta2. Celtrix may reacquire rights to indications not pursued by GTR.

     Vianain(R) Debriding Product

     Product Description

     The Vianain(R) Debriding Product is a proprietary enzyme preparation designed to remove necrotic tissue from the wound site. The Vianain(R) Debriding Product is formulated in a hydrophilic cream delivery vehicle so that it is highly viscous and easy to apply and cleanse from the wound site. Since the Vianain(R) Debriding Product is designed to be applied at the bedside by a nurse or technician, GTR believes that it may also be more cost effective than currently available debridement methods. GTR intends to use the same proprietary preparation of the Vianain(R) Debriding Product to remove necrotic tissue from both burns and skin ulcers.

     Development Status

     Genzyme completed an initial Phase I/II study involving twenty-five patients in August 1993. This study was designed to evaluate the safety of escalating doses of Vianain(R) Debriding Product in burn patients and to develop preliminary effectiveness parameters. In this Phase I/II safety study, all patients had moderate to major burn injuries and received a maximum of eight hours of treatment (i.e., either four, two-hour applications or two, four-hour applications of Vianain(R) Debriding Product at various enzyme concentrations). The wounds treated ranged in size from one to ten percent of total body surface area. The following conclusions were drawn from the Phase I/II study: (i) topically applied Vianain(R) Debriding Product is safe at the doses tested; (ii) there is a dose response relationship between Vianain(R) Debriding Product concentration and debridement results; (iii) the optimal dosing regimen (the number and length of applications required to achieve satisfactory debridement) requires further investigation; and (iv) the ability to place skin grafts on Vianain(R) Debriding Product treated wounds should also be studied.

     GTR is nearing completion of a Phase II trial for the burn indication. The trial is a multi-center debridement/dosing regimen study evaluating 60 patients with wounds requiring debridement, but not necessarily skin grafting, for wound closure. The primary objectives of this study are to evaluate the safety and efficacy of the Vianain(R) Debriding Product as compared to its delivery vehicle in the removal of necrotic tissue, to determine the number of applications of Vianain(R) Debriding Product needed to achieve debridement, and to evaluate whether prompt treatment with Vianain(R) Debriding Product following burn injury can speed the determination of early burn depth.

     A second Phase II single-center study evaluated the ability to transplant skin grafts to full thickness burn injuries directly following Vianain(R) Debriding Product treatment in ten patients. Data analysis is ongoing. Preliminary clinical results indicate that the use of Vianain(R) Debriding Product does not yield an immediately graftable bed in full thickness burns. However, it appears to be an efficient debulking agent.

     Phase I clinical studies for the Vianain(R) Debriding Product for the treatment of chronic skin ulcers were completed in June 1995. A total of 15 chronic ulcer patients (8 venous, 5 diabetic, 2 pressure) were treated. Preliminary results indicate that Vianain(R) Debriding Product is a safe and effective debriding agent. The product appears to be most effective in venous ulcers; six out of eight patients experienced at least 90% debridement (the remaining 2 patients showed 50-89% debridement) and seven patients showed a significant increase in the amount of healthy granulation tissue present. A Phase II study is planned for 1996.

     Acticel(SM) Wound Dressings


     Acticel(SM) wound dressings are "living bandages" composed of three-dimensional sheets of living epidermal tissue grown in the laboratory from donor cells and attached to synthetic dressing materials. Acticel(SM) wound dressings provide a covering to the wound and act as a barrier to infectious agents and prevent desiccation of the tissue. In August 1995, GTR completed an interim analysis of data obtained from the first 77 patients in its clinical trial of Acticel(SM) wound dressings as a treatment for partial thickness burns. Although the results from treatment of the second half of this patient group, which followed a clinical investigators' meeting to discuss patient selection and use of the product, were at a level sufficient to meet the stated trial objectives, it did not appear that data for the entire trial would be sufficient to support a filing of an application for marketing approval.

     Based on this analysis, together with GTR's concerns as to the commercial potential of the current product concept, and in order to focus GTR's near term efforts on the introduction of the CARTICEL(SM) Service, GTR has elected to discontinue patient enrollment in the trial. GTR has also determined that it will undertake a review of the product design and commercial potential of Acticel(SM) wound dressings prior to initiation of future clinical studies.


OTHER TISSUE REPAIR OPPORTUNITIES

     Multiple Sclerosis

     Scientific Background

     Although the cause of multiple sclerosis ("MS") remains unknown, the disease is thought to result from a patient's immune system mounting an inflammatory response and thereby damaging the myelin sheath that forms the protective covering of nerve tissue. Damage to this sheath, with the subsequent development of scar tissue or "sclerosis", is believed to disrupt the transmission of nerve signals and may cause a range of debilitating symptoms, including fatigue, numbness, pain, slurred speech, blurred vision and, ultimately, muscle spasm and paralysis. Although patients vary, there are four typical patterns of the disease: benign (about 20% of cases), exacerbating/remitting (20-30%), remitting/progressive (about 40%) and progressive (about 10-20%). MS is rarely fatal. While most patients are ambulatory, at least between flares, some patients may eventually become paralyzed and confined to a wheelchair.

     Current therapy for MS remains inadequate. Steroids can be used for temporary, symptomatic relief in mild cases of the disease, but toxicity and lack of effectiveness limit their usefulness. More recently, a beta interferon-based immunomodulator for the treatment of MS has been approved by the FDA based on data showing a modest reduction in the number and severity of exacerbations in exacerbating/remitting MS patients. However, the effectiveness of this product in slowing disease progression has not been demonstrated and it is known to have significant adverse side effects. The Company is aware of two other products for which NDAs have been filed, one of which is beta interferon-based. Other therapies (such as cyclosporines, antimetabolites, gold and radiation) appear to benefit some patients but are also associated with treatment-limiting side effects.


     Scientific evidence strongly suggests that TGF- Beta 2 is a critical factor in mechanisms that normally control such processes as inflammation and immune system activation. These control mechanisms are not yet fully understood. Researchers have observed that MS patients experience a decline in TGF-Beta levels just prior to an exacerbation and an increase in TGF-Beta levels as they begin to recover from an attack. Researchers have also observed that beta interferon therapy is accompanied by an increase in the patient's own TGF-Beta level. This close tracking of disease activity with TGF-Beta levels has suggested to researchers at GTR and Celtrix that patients' recovery might be hastened and exacerbations avoided by supplementing the patients' own TGF-Beta2 with injections of a recombinant TGF-Beta2 product. Evidence to support this hypothesis is derived from the reports of several investigators who have observed potent effects of TGF-Beta2 on reducing the frequency and/or intensity of exacerbations in an animal model of MS.

     Product Description

     Recombinant TGF-Beta2 will be formulated as an intravenous injectable for administration to MS patients for the prevention of autoimmune damage of nerve tissue.

     Development Status

     GTR is continuing the work begun by Celtrix on TGF-Beta 2 in people suffering from multiple sclerosis. In April 1994, Celtrix initiated a Phase I clinical study with recombinant TGF-Beta2 in individuals with multiple sclerosis. The study is being conducted by the National Institute of Neurological Disorders and Stroke. The initial clinical evaluation of TGF-Beta2 in patients with MS is an open-label, ascending-dose safety study involving nine patients with the progressive form of the disease. It is anticipated that this initial study, along with on-going preclinical safety and efficacy testing of TGF-Beta2 in MS animal models, will provide the basis for expanded clinical studies. GTR will begin toxicity studies of TGF-Beta2 in the second half of 1995 to support future Phase II clinical trials. GTR anticipates results from the on-going Phase I trial in 1996. GTR has not committed to a development and commercialization strategy for TGF-Beta2 for MS and may in the future grant a license to a third-party for this indication.

     Bone Repair

     Scientific Background

     Approximately two million bone fractures occur in the United States every year, and 500,000 of these experience problems with repair. In these cases, repair may be inhibited by age or disease. When there is substantial bone loss, current methods such as autologous bone grafts, cadaver bone grafts and electrical stimulation vary in efficacy and side-effects. In the United States, bone augmentation is used in nearly all of the 170,000 spinal fusion procedures and in about 15% of the 1.3 million trauma fractures. The most recent alternatives for repair have been hydroxyapatite or collagen-based porous bone graft substitutes. However, these grafts are osteoconductive, meaning that they provide a matrix for bone growth but do not contain growth promoting agents. Current research is focusing on the development of osteoinductive or bone growth promoting agents.

     Product Description

     TGF-Beta2 has been shown to promote wound healing in animal models of hard tissue repair. GTR has been approached by a number of companies in the orthopedic implant market to evaluate the use of TGF-Beta2 in conjunction with accelerating the healing process in segmental defect repair and the general use of implants. GTR is currently collaborating with one orthopedic implant company to evaluate the use of TGF-Beta2 coated implants in a canine model for the repair of an induced segmental defect in the humerus. GTR may grant a license for use of TGF-Beta2 for this indication to a third party.

PRODUCTION

     GTR has developed and validated a commercial scale, proprietary chondrocyte processing system as part of the preparations for the market launch of the CARTICEL(SM) Service. A total of 54 validation studies were conducted as part of this process. In addition, GTR has developed hundreds of standard operating procedures to ensure the safety and quality of its CARTICEL(SM) Service. These procedures incorporate GTR'squality assurance program, consisting of facility controls, process controls, and final product testing. Furthermore, each technician undergoes three months of training prior to handling patient cells. All production and quality control procedures are intended to ensure traceability of operations.

     The capacity of GTR's cell processing facility is determined by the number of trained employees, the amount of cell culture equipment available, and the availability of appropriate infrastructure to support operations under GTR's quality systems approach. GTR's specialized cell processing facility for both the Epicel(SM) and CARTICEL(SM) Services in Cambridge, Massachusetts currently has significant excess capacity in terms of available cell culture equipment. GTR plans to upgrade this facility during the second half of 1995 to accommodate additional production and infrastructure staff to support higher processing volumes. GTR estimates that these modifications will cost approximately $2 million and, when completed in

1996, will increase capacity to enable GTR to provide the CARTICEL(SM) Service to approximately 5,000 patients per year. In addition, GTR is conducting preliminary engineering studies to build additional processing capacity in one of Genzyme's Framingham, Massachusetts facilities. GTR is currently evaluating potential processing facilities in Europe.

     GTR's process development efforts are directed toward expanding autologous chondrocyte culture capacity, streamlining processing, improving quality at lower production costs, and strengthening GTR's proprietary position. This work includes improving yields, reducing labor associated with harvesting chondrocytes from cartilage biopsies, developing methods for extending the viability of both biopsy specimens and final product cell suspensions, and identifying cell culture systems that will enable GTR to automate much of the production process for the CARTICEL(SM) Service.

     To ensure the safety and quality of the CARTICEL(SM) and Epicel(SM) Services, GTR has developed a quality assurance program, facility and environmental controls, process controls and product stability monitoring. GTR believes that this quality systems approach will facilitate meeting the new regulatory requirements expected to be imposed by the FDA. See "Government Regulation."

     GTR expects that the Vianain(R) Debriding Product and TGF-Beta2 will be manufactured for GTR by the General Division of Genzyme, with the costs of such manufacturing being allocated to GTR.

REIMBURSEMENT


     Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and services. Accordingly, the successful commercialization of the CARTICEL(SM) Service is dependent upon the ability of GTR's hospital and surgery center customers to obtain coverage and reimbursement for the costs of the CARTICEL(SM) Service and associated surgical procedures from these third-party payors. In order to support the efforts of its CARTICEL(SM) Service customers to obtain reimbursement, GTR has established a dedicated unit staffed with professionals experienced with reimbursement and case management issues. To date, this unit has been successful in obtaining reimbursement approval for 30 proposed or completed implantation procedures from a total of 29 third-party payors, and is seeking, at various stages of the administrative process, to obtain reimbursement for the remaining 36 proposed implantation procedures.


     GTR sells the Epicel(SM) Service to burn centers. GTR believes that the cost of the Epicel(SM) Service is a small portion of the total cost of treatment for severely burned individuals. In most cases, GTR has been successful in obtaining insurance coverage for the Epicel(SM) Service from private insurers, workers compensation programs, and managed care organizations. Although reimbursement for the Epicel(SM) Service is not currently provided by most state Medicaid programs, a number of states have approved payment for the Epicel(SM) Service.

GOVERNMENT REGULATION

     Prior to launching the CARTICEL(SM) Service, GTR made a determination that this service did not fit within any existing FDA regulatory classification. In the absence of specific regulatory guidance, GTR has voluntarily formulated its own standards for the processing of autologous chondrocytes in its specialized facility and has developed policies governing surgeon training, patient data collection and labeling. GTR believes that its quality systems program is equivalent to the FDA's current Good Manufacturing Practices ("GMP").

     In April 1995, the FDA contacted GTR and asked for more information regarding the regulatory status of the CARTICEL(SM) Service. In order to clarify the situation, GTR filed a formal request in May 1995 with the FDA Commissioner's office to review the situation and determine appropriate regulatory jurisdiction. The FDA was provided with information regarding GTR's quality standards and the policies that GTR established for the CARTICEL(SM) Service, as well as answers to specific technical questions. The FDA responded to GTR's request for designation in July 1995, confirming in its response GTR's belief that a formal regulatory framework appropriate to the CARTICEL(SM) Service had not yet been established. Furthermore, the FDA informed GTR that it intended to hold a public hearing to explore the public health impact of and consider appropriate regulatory controls for autologous cell implants. The FDA also informed GTR that it would not regulate the provision of the CARTICEL(SM) and Epicel(SM) Services prior to the hearing and development of regulations, and would allow GTR sufficient time to comply with any new regulations that may be promulgated. The FDA has subsequently announced that the public hearing will take place in November 1995 on the subject of autologous cells for structural and reconstructive purposes as a starting point for the development of new regulations.

     GTR has advocated that appropriate standards for autologous therapies such as the CARTICEL(SM) and Epicel(SM) Services be instituted. It also has actively participated in committees with other organizations in the field of autologous cell production in the United States and Europe to develop industry standards. GTR's experience in this field has provided it with the opportunity to take an active role in developing such standards.

     A federal criminal statute that prohibits the transfer of any human organ for valuable consideration for use in human transplantation, but which permits recovery of reasonable costs associated with such activities, has not been applied to the CARTICEL(SM) or Epicel(SM) Services. Certain states have laws requiring the licensure of tissue and organ banks and laws governing the sale of human organs and the safety and efficacy of drugs, devices and biologics, including skin, all of which could be interpreted to apply to GTR's production and distribution of cultured tissue products. Provisions in certain states' statutes prohibit the receipt of valuable consideration in connection with the sale of human tissue by a tissue bank but permit licensed tissue banks, including companies, to recover their reasonable costs associated with such sales. GTR has received notice from one state's Department of Health requiring compliance with its tissue bank licensure statute with respect to distribution of the Epicel(SM) Service. Genzyme is in the process of applying for such a license.

     Federal or state regulation could result in significant expense to GTR, limit GTR's reimbursement for its services, and otherwise materially adversely affect GTR's results of operations.

     Autologous products are specifically exempt from the European Device Directive and Pharmaceutical Directive promulgated by the European Union. Therefore, each European country is free to impose its own regulations on the marketing of such products. To date, GTR has not encountered any local registration requirements for market introduction of the CARTICEL(SM) Service. GTR is currently assessing the regulatory requirements for commercialization of the CARTICEL(SM) Service in Japan.

     GTR is also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances used in connection with GTR's research work and manufacturing operations. Although GTR believes that its safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of contamination, injury or other accidental harm cannot be completely eliminated. In the event of such an accident, GTR could be held liable for any damages that result and any liabilities could exceed GTR's resources.

PATENTS AND PROPRIETARY RIGHTS

     GTR pursues a policy of obtaining patent protection both in the United States and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of GTR's proprietary position is based upon patents that GTR has licensed. These license agreements generally require GTR to pay royalties upon commercialization of products covered by the licensed technology.

     GTR has filed and is preparing several patent applications covering its work in cartilage repair, but does not yet have any patent protection covering the CARTICEL(SM) Service. See "Risk Factors - Risks Related to GTR - Uncertainty Regarding Patents and Proprietary Position." GTR possesses substantial know-how in the field of autologous cell development generally, and for the CARTICEL(SM) Service in particular. Such know-how includes the production of biopsy kits and packaging materials, procedures for quality control, sterility, segregation and manufacturing, and product delivery, and the method by which GTR validates assays for future development. GTR believes that this significant technological know-how places it in a competitively advantageous position.

     Biotechnology is a rapidly developing field. Many patent applications have been filed and the scope the courts will give to the claims of patents issued from such applications and the nature of these claims are unknown. It is premature to predict what general trend, if any, will emerge as to the breadth of allowed claims for biotechnology products and related uses. The allowance of broader claims will increase the incidence and cost of interference proceedings in the United States and the risk of infringement litigation in the United States and abroad. A policy of allowing narrower claims, conversely, would limit the value of GTR's proprietary rights under patents or licenses it holds or for which it has applied. It is possible that interference proceedings will occur with respect to GTR's patent applications. It is also likely that subject matter patented by others will be required by GTR to commercialize at least some of GTR's products. No assurance can be given that licenses under any such patent rights of others will be available on acceptable terms, if at all.

     GTR's proprietary position in the culturing of epidermal tissues was originally exclusively licensed from Harvard University and has been augmented by recently obtained additional patents covering cool storage technology and packaging of skin grafts produced using the Epicel(SM) Service. GTR has also exclusively licensed, on a worldwide basis except for Italy, recent patents covering cryopreservation of such skin grafts. GTR has extended this basic cryopreservation technology by patenting additional developments and improvements in the United States.

     GTR also possesses know-how relating to the large scale production of cultured epidermal grafts, the growth of other types of mammalian cells including fibroblasts and epithelial cells, and the formulation of various types of biomaterials, including hyaluronic acid ("HA"), a naturally-occurring biopolymer, for use in forming dermal matrices. In addition to HA know-how, GTR has rights to a series of issued United States patents in tissue repair covering modified forms of HA.

     GTR has pending and issued patents in the United States and other countries covering the enzymatic formulation of the Vianain(R) Debriding Product and the hydrophilic cream delivery vehicle for the product.

     Celtrix has obtained patents and filed patent applications in the United States and foreign countries on the composition of TGF-Beta2, its formulation and its therapeutic applications in wound healing, cancer, immune therapy and bone therapy. Genzyme allocated the rights under its license with Celtrix to GTR at the time of GTR' screation in December 1994.

     There can be no assurance that patents issued or licensed to GTR will remain free of challenge by third parties, that GTR may not unintentionally infringe patents of third parties, or that GTR may not have to alter its product development methods or procedures to take into account patents issued to others, causing unexpected costs and delays. There can be no assurance that the pending applications owned or licensed by GTR will issue in any country or that the issued patents will provide a material commercial benefit for GTR. See "Risk Factors - Risks Related to GTR - Uncertainty Regarding Patents and Proprietary Position."

     While GTR seeks a strong patent position, it believes that its competitive position will also depend on its ability to maintain its trade secrets and proprietary know-how, to achieve market leadership in key product areas and to obtain successful clinical results. GTR's employees, advisors and consultants who have access to GTR proprietary information are required to sign confidentiality agreements.

COMPETITION

     Competition is intense in the development of health care products, particularly in the development of biotechnology products. Significant long-term competition may come from major diversified health care and biotechnology companies and academic research institutions which may have greater research, development, manufacturing, marketing and financial resources than GTR. GTR expects its products to compete primarily on the basis of product efficacy, safety, reliability and price. In addition, GTR believes that the first biotherapeutic product to reach the market benefits from a competitive advantage over later entrants in the market. GTR's competitive position will also depend on its ability to secure regulatory approval for its products, implement production and marketing plans, obtain patent protection and secure adequate capital resources.

     GTR is aware that three companies, Integra LifeSciences Corp., LifeCell Corp., and Advanced Tissue Sciences, Inc., in conjunction with Smith & Nephew PLC, are engaged in research on cultured cartilage products. GTR believes that none of these firms is developing autologous cartilage products and that, while none has progressed to clinical trials, each has applied for or acquired patents in this field.

         GTR is the only commercial provider of cultured skin grafts shown to provide permanent skin replacement for burn patients in the United States. The principal competition for skin grafts developed using the Epicel(SM) Service is conventional skin grafts. However, GTR may face additional competition from companies using other approaches to cultured skin tissue. Two companies, Organogenesis, Inc. and Advanced Tissue Sciences, have been granted expedited FDA review for their skin substitutes, Graftskin and Dermagraft respectively. Graftskin is tissue composed of donor human epidermal cells, fibroblasts, bovine collagen and other ingredients. Dermagraft is an artificial mesh with cultured human fibroblasts which can be used as a dressing until a graft of the patient s own skin can be used.

         Since Dermagraft will still require a skin graft from the patient or Epicel(SM) to close a full-thickness wound, it will not be competitive with GTR's Epicel(SM) Service. Integra LifeSciences Corp. has submitted its collagen based dermal replacement product to the FDA for Pre-Market Approval. LifeCell Corp. currently has a freeze-dried, enzymatically processed human cadaver dermis on the market.

         The use of growth factors is emerging as a treatment for partial-thickness or very small full-thickness wounds. A number of companies are currently conducting or planning to conduct clinical trials with growth factors, although to date, no recombinant growth factor product has received FDA approval. Potential competitors include Chiron Corp., in collaboration with the Ethicon division of Johnson & Johnson, Curative Technologies, Inc., and Scios Novo, Inc. Curative Technologies, Inc., also has one product on the market which does not require FDA approval. Such growth factors may prove to be complementary to, as well as competitive with, TGF-Beta2. However, GTR does not believe that growth factors can provide permanent skin replacement to compete with the Epicel(SM) Service. Additionally, TGF-Beta2 will compete with interferon-based immunomodulators produced by Chiron Corp. and under development by Biogen Inc. for the treatment of multiple sclerosis.

         Vianain(R) Debriding Product will compete primarily with surgical debridement of necrotic tissue or mechanical debridement using hydrotherapy and daily dressing changes to remove necrotic tissue and, to a lesser extent, with currently available enzymatic debridement products. Surgical and mechanical debridement procedures are painful, labor intensive and remove viable tissue along with necrotic tissue while the enzymatic debridement products on the market are slow-acting and of limited efficacy. Currently commercially available enzymatic debridement products are manufactured by Knoll Pharmaceuticals, Parke-Davis, Boots-Flinte, Inc., Lederle Laboratories and Rystan.

RELATIONSHIP WITH GENZYME GENERAL DIVISION

         As a division of Genzyme, GTR has access to the resources and expertise of Genzyme, including those allocated to the General Division. This collaborative relationship augments GTR's internal capabilities in several areas including clinical and regulatory development, manufacturing, sales and marketing, reimbursement, and access to capital markets. The General Division has developed extensive worldwide capabilities in these areas and GTR believes that its access to these resources will allow it to more rapidly develop its products while reducing the risks inherent in product development. This relationship has allowed GTR to accelerate its commercialization of its CARTICEL(SM) Service.

         The General Division's clinical and regulatory group has successfully achieved approval of each of its two New Drug Applications within one year of filing. The group consists of 60 people and is currently monitoring 20 clinical trial protocols at 118 sites.

         The General Division has extensive manufacturing facilities and process development expertise that will be available to GTR on a cost reimbursement basis. These facilities include over 575,000 square feet of manufacturing, research and development and administrative space in the United States and over 144,000 square feet of facilities in Europe. The General Division has a wide range of GMP mammalian cell production capabilities and extensive facilities for the microbial fermentation of proteins and the production of biomaterials. With its access to these facilities, GTR expects to be able to avoid some of the capital expense necessary to commercialize its products under development.

         The General Division has worldwide sales and marketing capabilities and markets the Ceredase(R) and Cerezyme(TM) products directly to physicians, hospitals and treatment centers in the United States and 37 other countries.

         Genzyme has developed a sophisticated reimbursement operation with experience in case management, resource information, relationships with payor groups and government reporting requirements. The reimbursement group has successfully obtained coverage for over 95% of the patients being treated with Ceredase(R) for Gaucher disease in the United States. It has established relationships with insurance companies and the managed care industry and has an extensive case management program. Its national reimbursement capability includes state-by-state resource information and national distributor relationships.


         In addition, Genzyme has demonstrated its ability to access capital markets by raising over $500 million during the past eight years for investment in its businesses. These financings have included stock offerings, research and development limited partnerships, special purpose accelerated research and development corporation financings, a convertible subordinated debt offering and public offerings in two majority-owned subsidiaries. GTR has ready access to Genzyme's financing infrastructure.


         Genzyme is committed to allocate from the assets of the General Division not less than $30 million to fund the operations of GTR at the rate of $10 million by June 1996, an additional $10 million by June 1997 and a third $10 million by June 1998 (the "Funding Commitment"). Such allocations will increase the number of TR Designated Shares at the rate of one share for each $10 so allocated. TR Designated Shares are shares of TR Stock that may be issued by Genzyme without allocating the proceeds to GTR. The Funding Commitment will be reduced by a percentage of the gross proceeds received by GTR through the sale of shares of TR Stock to purchasers other than Genzyme and certain related parties. Such reduction will be computed in accordance with the following formula:


         R = .5(P/10) X 100

         where   R equals the percentage of the gross proceeds raised that will be applied to reduce the Funding Commitment and

                 P equals the price per share at which shares of TR stock are sold.

Any such proceeds raised will be applied so as to reduce the Funding Commitment in chronological order of payments due, with the earliest funding obligations to be reduced first.

         The Funding Commitment will be suspended in its entirety during any fiscal quarter in which the cash balance of the General Division (consisting of cash, cash equivalents and marketable debt instruments) is less than $60 million, will be reduced on a pro rata basis during any fiscal quarter in which such cash balance is between $60 million and $90 million and will be reinstated when the General Division's cash balance again exceeds $90 million. The General Division's cash balance at June 30, 1995 was $86.4 million. The Funding Commitment expires in December 2001.


         To the extent that the Funding Commitment is reduced, Genzyme still has an option to allocate, also at $10 per TR Designated Share, the amount by which the Funding Commitment is reduced (the "Purchase Option"). For example, if the Funding Commitment were reduced by $3.0 million before June 1996 as a result of GTR selling shares of TR Stock to the public, then Genzyme's obligation under the Funding Commitment would be reduced to $7.0 million by June 1996 (the $10 million Funding Commitment reduced by a percentage of the amount raised by GTR in the public offering), and Genzyme would have an option to allocate, at $10 per TR Designated Share, up to $3.0 million to GTR by such date. Consequently, a maximum of 3,000,000 TR Designated Shares may be issued in connection with the Funding Commitment or exercise of the Purchase Option.

         If the 3,000,000 shares of TR Stock offered hereby (assuming no exercise of the underwriters' over-allotment option) are sold in this offering at a price per share of $16.00, the closing price of the TR Stock on September 18, 1995, the Funding Commitment will be reduced to zero.

                                   MANAGEMENT

MANAGEMENT OF GENZYME

         The current officers and directors of Genzyme are as follows:

NAME                                      AGE      TITLE
Henri A. Termeer                           49      Chairman of the Board, President and Chief Executive Officer
Geoffrey F. Cox, Ph.D.                     51      Senior Vice President, Operations
David D. Fleming                           47      Senior Vice President; President, Diagnostics Division
John V. Heffernan                          57      Senior Vice President, Human Resources
Elliott D. Hillback, Jr.                   51      Senior Vice President; President and CEO of IG Laboratories, Inc.
Mark A. Hofer                              42      Senior Vice President and General Counsel
David J. McLachlan                         57      Senior Vice President, Finance and Chief Financial Officer
Gregory D. Phelps                          46      Senior Vice President; President, Tissue Repair Division
James R. Rasmussen, Ph.D.                  48      Senior Vice President, Research
Alan E. Smith, Ph.D.                       49      Senior Vice President, Research
Evan M. Lebson                             52      Vice President, Treasurer
John M. McPherson, Ph.D.                   47      Vice President, Protein Development; Vice President, Research and
                                                     Development, Tissue Repair Division
Richard A. Moscicki, M.D.                  43      Vice President, Clinical, Medical and Regulatory Affairs
G. Jan van Heek                            46      Vice President; President, Therapeutics Division
Constantine E. Anagnostopoulos, Ph.D.      72      Director
Douglas A. Berthiaume                      46      Director
Henry E. Blair                             52      Director
Robert J. Carpenter                        50      Director
Charles L. Cooney                          50      Director
Henry R. Lewis                             69      Director


         Each officer's term of office extends until the meeting of the Board of Directors following the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal.

         MR. TERMEER has served as President and a Director of the Company since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. For ten years prior to joining the Company, Mr. Termeer worked for Baxter Travenol Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer is Chairman of the Board of Directors of IG Laboratories, Inc. ("IG Labs"), Genzyme Transgenics Corporation ("GTC") and Neozyme II Corporation ("Neozyme II"). Mr. Termeer is also a director of Abiomed, Inc. and AutoImmune Inc. and is a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.

         DR. COX joined the Company in June 1984 and has served as Senior Vice President, Operations of the Company since May 1988. Dr. Cox also is responsible for the Company's pharmaceutical division. For 11 years prior to joining the Company, Dr. Cox worked for the manufacturing division of British Fermentation Products, Ltd., a division of Gist-Brocades N.V.

         MR. FLEMING joined the Company in April 1984. He has been President of the Company's diagnostics division since January 1989 and a Senior Vice President of the Company since August 1989. For 11 years prior to joining the Company, he worked for Baxter Travenol Laboratories, Inc. Mr. Fleming is also a director of IG Labs.

         MR. HEFFERNAN joined the Company as Vice President, Human Resources in October 1989 and has served as Senior Vice President, Human Resources since May
1992.   Prior to joining the Company, he served for more than five years as
Vice President, Human Resources Corporate Staff of GTE Corporation, a diversified communications and electronics company.

         MR. HILLBACK has served as Senior Vice President since July 1990. Since July 1991, he has served as President and Chief Executive Officer of IG Labs and, since January 1991, as a director of IG Labs. For one year before joining the Company, he was President and Chief Executive Officer of Cellcor Therapies, Inc., a biotechnology company. Prior to that, Mr. Hillback was employed for six years in the human health care products business of The BOC Group, Inc., most recently as President of its Glasrock Home Health Care subsidiary. For eleven years prior to joining The BOC Group, Inc., he served in varying capacities at Baxter Travenol Laboratories, Inc. Mr. Hillback is also a director of IVF America, Inc., an in vitro fertilization services company in which IG Labs holds a minority interest.

         MR. HOFER joined the Company in August 1989 as Vice President and General Counsel and has served as Senior Vice President and General Counsel since May 1992. Prior to joining the Company, he served as Chief Patent Counsel for Integrated Genetics, Inc. from July 1987 until its acquisition by the Company in August 1989. From March 1981 until July 1987, he served as Patent Counsel for Johnson & Johnson specializing in biotechnology.

         MR. MCLACHLAN joined the Company in December 1989 and has served as Senior Vice President, Finance and Chief Financial Officer since that time. Prior to joining the Company, he served for more than five years as Vice President of Finance for Adams-Russell Electronics Inc., a defense electronics manufacturer, and Adams-Russell Co., Inc., a cable television company. Mr. McLachlan also serves as a director and Chief Financial Officer of IG Labs and as a director of HearX, Ltd., a company providing products and services to the hearing impaired.

         MR. PHELPS joined the Company as Senior Vice President in November 1991. Since December 16, 1994, he has also served as President of GTR. Prior to joining the Company, Mr. Phelps served as President and Chief Executive Officer of Viagene, Inc. from October 1988 to June 1990 and of ZymoGenetics, Inc. from May 1986 to August 1988, and held various positions at Baxter Travenol Laboratories, Inc. from 1975 to 1986. Mr. Phelps is also a director of Neozyme II.

         DR. RASMUSSEN joined the Company in June 1984 and served as Senior Vice President, Research since August 1989. Prior to joining the Company, he was an Assistant Professor of Chemistry at Cornell University.

         DR. SMITH joined the Company in August 1989 as Senior Vice President, Research. Prior to joining the Company, he served as Vice President-Scientific Director of Integrated Genetics, Inc. from November 1984 until its acquisition by the Company in August 1989. From October 1980 to October 1984, Dr. Smith was head of the Biochemistry Division of the National Institute for Medical Research, Mill Hill, London, England. Dr. Smith also serves as a director of GTC.

         MR. LEBSON joined the Company in August 1989 as Executive Assistant to the President and served as Vice President, Financial Operations from April 1990 to August 1991 and as Vice President and Treasurer since then. Prior to joining the Company, he served as Treasurer and Chief Financial Officer of Integrated Genetics, Inc. from 1983 until its acquisition by the Company in August 1989. Mr. Lebson is also Vice President and Treasurer of GTC.

         DR. MCPHERSON joined the Company in August 1989 and has served as Vice President, Therapeutic Protein Development from August 1989 to the present, and was named an officer in that position in May 1993. Since December 16, 1994, he has also served as Vice President, Research and Development of the Company's Tissue Repair Division. Prior to joining the Company, he was, since April 1988, Director, Protein Chemistry of Integrated Genetics, Inc.

         DR. MOSCICKI joined the Company in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital and a faculty member at the Harvard Medical School.

         MR. VAN HEEK joined the Company in September 1991 as General Manager of its wholly-owned subsidiary, Genzyme, B.V., and became a Genzyme Vice President and the President of Genzyme Therapeutics Division in December 1993. Prior to joining the Company, he was, since 1988, Vice President/General Manager of the Fenwal Division of Baxter Healthcare Corporation. Mr. van Heek also has served as President and Treasurer of Neozyme II since March 1992.

         DR. ANAGNOSTOPOULOS is Managing General Partner of Gateway Associates, which is the general partner of Gateway Venture Partners III, L.P., a venture capital partnership. From January 1986 to April 1987, Dr. Anagnostopoulos was a consultant to Monsanto Company, a producer of pharmaceuticals, chemicals, plastics and textiles, and to Alafi Capital, a venture capital firm. From 1982 through 1985, he served as Corporate Vice President of Monsanto Company.

         MR. BERTHIAUME is a director, President, and Chief Executive Officer of Waters Corporation, a high technology manufacturer of products used for analysis and purification, formerly a division of Millipore Corporation. From May 1991 to August 1994, he was President of the Waters Division of Millipore Corporation and from 1988 to 1991, he was Chief Financial Officer of Millipore Corporation.

         MR. BLAIR is a consultant to several companies, including Genzyme. Prior to January 1990, Mr. Blair was Senior Vice President, Scientific Affairs of Genzyme. Before joining Genzyme in 1981, he was Associate Director of the New England Enzyme Center at Tufts University School of Medicine. Mr. Blair is also a director of Genzyme Transgenics Corporation, Dynagen, Inc. and Celtrix Pharmaceuticals, Inc.

         MR. CARPENTER is Chairman of the Board of GelTex Pharmaceuticals, Inc., a privately held pharmaceutical development company which he co-founded in November 1991 and where he served as President and Chief Executive Officer until May 1993. Mr. Carpenter was Chairman of the Board, President, and Chief Executive Officer of Integrated Genetics, Inc., a biotechnology company that merged with Genzyme in 1989, and Chairman of the Board of BioSurface from December 1992 until its acquisition by Genzyme in December 1994. Following the merger and until 1991, Mr. Carpenter was Executive Vice President of Genzyme, and Chief Executive Officer and Chairman of the Board of IG Labs. Mr. Carpenter is presently a director of Apex BioSciences, Inc., Neozyme II Corporation and IG Labs.

         DR. COONEY is a Professor of Chemical and Biochemical Engineering and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology. Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is also a principal of BioInformation Associates, Inc., a consulting company.

         MR. LEWIS is a consultant to several companies and Chairman of the Board of Delphax Systems, a manufacturer of high speed non-impact printers, and a member of the Board of Protein Engineering Corporation, a pharmaceutical discovery and development company. From 1986 to February 1991, Mr. Lewis was the Vice Chairman of the Board of Dennison Manufacturing Company, a manufacturer and distributor of products for the stationery, technical paper, and industrial and retail systems markets. From 1982 to 1986, Mr. Lewis was a Senior Vice President of Dennison.

SENIOR MANAGEMENT OF GTR

         The senior management of GTR consists of the following individuals:


NAME                               AGE     TITLE
Gregory D. Phelps                  46       President
John M. McPherson, Ph.D.           47       Vice President, Research and Development
Timothy R. Surgenor                35       Executive Vice President
John McCambridge                   46       Senior Vice President, Sales and Marketing


         MR. SURGENOR joined the Company in December 1994 when the Company acquired BioSurface. Mr. Surgenor joined BioSurface in May 1987 and served as Executive Vice President from November 1992 until December 1994. He served as Vice President, Finance, and Treasurer of BioSurface from 1990 to 1993.

         MR. MCCAMBRIDGE served as Senior Vice President, Sales and Marketing of BioSurface from December 1987 until joining the Company in December 1994. From 1985 until December 1987, he served in various marketing capacities at Empire Blue Cross Blue Shield, an insurance company, most recently as Vice President, Experience Related Groups.

         See "Management of Genzyme" for biographical information for Mr. Phelps and Dr. McPherson.

                      DESCRIPTION OF GENZYME CAPITAL STOCK

         The following descriptions are qualified in their entirety by reference to the Articles of Organization of Genzyme Corporation.

GENERAL

         Genzyme is authorized to issue 150 million shares of capital stock, consisting of 100 million shares of General Division Stock, 40 million shares of TR Stock and 10 million shares of Preferred Stock. Each class of common stock has the voting powers, qualifications and rights described below.

DIVIDENDS

         Genzyme's Articles of Organization provide that dividends on the General Division Stock may be declared and paid only out of the lesser of (a) funds of Genzyme legally available therefor and (b) the Available General Dividend Amount, as defined below, and that dividends on the TR Stock may be paid out of the lesser of (a) funds of Genzyme legally available therefor and
(b) the Available Tissue Repair Dividend Amount, as defined below. Under the Massachusetts Business Corporations Law (the "MBCL"), the payment of dividends is permitted if the corporation is not insolvent, the dividend payment does not render the corporation insolvent, and the dividend payment does not violate the corporation's Articles of Organization. Subject to such limitations, the Board may, in its sole discretion, declare and pay dividends exclusively on either class of common stock, or both, in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each class, the respective voting and liquidation rights of each class, the amounts of prior dividends declared on each class or any other factor. Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business.


         As stated above, in addition to the statutory limitations under the MBCL, dividends on the General Division Stock and TR Stock would be limited to an amount not in excess of the Available General Dividend Amount or the Available Tissue Repair Dividend Amount, respectively. The "available dividend amount" for each of the General Division Stock and the TR Stock is defined to mean generally the greater of (A) the excess of (1) the greater of (a) the fair value of the net assets allocated to the division represented by such class of common stock and (b) an amount equal to stockholders' equity allocated to such division as of June 30, 1994, increased or decreased, as appropriate, to reflect, after June 30, 1994, (i) the net income or loss of such division, (ii) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to such division, but excluding dividends or other distributions paid in shares of capital stock attributed to such division to the holders thereof, and (iii) any other adjustments to the stockholders' equity of such division made in accordance with generally accepted accounting principles, over (2) the aggregate par value of all outstanding shares of capital stock attributed to such division or (B) the amount legally available for the payment of dividends determined in accordance with the MBCL applied as if such division were a separate corporation.


EXCHANGE OF TR STOCK


         Genzyme's Articles of Organization do not provide for either mandatory or optional exchange or redemption of the General Division Stock, but do provide that TR Stock may be exchanged for any combination of cash and/or General Division Stock upon the terms described below. Genzyme cannot predict the impact of its ability to effect such exchanges on the market prices of the General Division Stock and TR Stock.

OPTIONAL EXCHANGE. At any time after the later of (A) December 31, 1995 or (B) the date on which equity investments in TR Stock by third-party investors or the allocation of cash or cash equivalents from the General Division to GTR, or any combination of such equity investments and allocations, equals an aggregate of at least $10 million, the Board may determine to exchange all outstanding shares of TR Stock for any combination of cash and/or General Division Stock having a Fair Market Value equal to 130% of the Fair Market Value of TR Stock as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such exchange. Thus, upon such completion of this offering, the Board could elect to make such an exchange after December 31, 1995.

         The foregoing provision allows Genzyme the flexibility to redeem all outstanding shares of TR Stock and leave outstanding one class of common stock that would represent the residual equity interest in all of Genzyme's businesses. Subject to the limitations described above, the optional exchange could be exercised at any future time if the Board determined that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all of Genzyme's stockholders (including holders of General Division Stock and holders of TR Stock). Such exchange may be consummated, however, at a time that is disadvantageous to the holders of either General Division Stock or the holders of TR Stock. See "Risk Factors - Risks Related to Two Classes of Common Stock
- No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts."


MANDATORY EXCHANGE. In the event of the Disposition, in one transaction or a series of related transactions, by Genzyme of all or substantially all of the properties and assets allocated to GTR (other than in connection with the Disposition by Genzyme of all or substantially all of its properties and assets in one transaction or a series of related transactions) to any person, entity or group (other than (A) any entity in which Genzyme, directly or indirectly, owns all of the equity interest or (B) certain entities formed in connection with obtaining financing for the programs or products of GTR), Genzyme is required, on or prior to the first business day following the 90th day following the consummation of such Disposition, to exchange each outstanding share of TR Stock for any combination of cash and/or General Division Stock having a Fair Market Value equal to 130% of the Fair Market Value of TR Stock as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such disposition. Consequently, holders of TR Stock may receive a greater or lesser premium for their shares than any premium paid by a third-party buyer of the assets of GTR. In addition, any such exchange for shares of General Division Stock could be made at a time that is disadvantageous to the holders of either General Division Stock or the holders of TR stock.


CERTAIN OTHER EXCHANGE TERMS. "Fair Market Value" as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are then traded) for the 20 consecutive days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Board. Genzyme's Articles of Organization contain the definitions of "Disposition" and "Substantially all of the properties and assets of GTR," as well as certain provisions with regard to required notices of exchanges of TR Stock, treatment of fractional shares, rights to dividends, surrender and exchange of stock certificates, payment of issue and transfer taxes and the treatment of Convertible Securities.

VOTING RIGHTS


         Genzyme's Articles of Organization provide that holders of shares of General Division Stock and TR Stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote. On all such matters, each share of General Division Stock has one vote, and through December 31, 1996 each share of TR Stock has .29 votes. Holders of outstanding General Division Stock and TR Stock currently have approximately 91% and 9%, respectively, of the total voting power of Genzyme. The percentages of the total voting power of Genzyme held by the holders of the General Division Stock and the TR STock, upon completion of this offering, will be 89% and 11%, respectively, and, after consummation of both this offering and the General Division offering, will be approximately 89.5% and 10.5%, respectively, assuming the over-allotment option granted to the underwriters in connection with the General Division Offering is not exercised. On January 1, 1997 and on January 1 every two years thereafter, the number of votes to which each share of TR Stock is entitled would be adjusted to equal the ratio of the Fair Market Value of one share of TR Stock to the Fair Market Value of one share of General Division Stock as of such date. The voting rights of TR Stock will also be appropriately adjusted so as to avoid dilution in the aggregate voting rights of either class in the event the outstanding shares of either class are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of either class as a dividend or a distribution to holders of shares of that class. If shares of only one class of common stock are outstanding, or if shares of any class of common stock are entitled to vote separately as a class, each share of that class would have one vote.

         The relative voting rights of General Division Stock and TR Stock are adjusted from time to time as described above so that a holder's voting rights may more closely reflect the market value of such holder's equity investment in Genzyme. Adjustments in the relative voting rights of General Division Stock and TR Stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire such percentage of both classes of common stock, and will limit the ability of investors in one class to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other class. To the extent the relative market values of General Division Stock and TR Stock change prior to the first scheduled adjustment or in between any scheduled adjustments, however, an investor in one class of common stock may acquire relatively more or less voting power for the same consideration when compared with investors in the other class of common stock.

         In addition to matters on which the holders of the General Division Stock and the TR Stock vote together as a single class of stock, Genzyme's Articles of Organization require the approval by the holders of the affected class of common stock at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against to:


                 (1) allow any proceeds from the disposition of the properties or assets allocated to either division to be used in the business of the other division without fair compensation;

                 (2) allow any properties or assets allocated to either division to be used in the business of the other division or for the declaration or payment of any dividend or distribution on any class of common stock not attributed to such division without fair compensation;

                 (3) issue shares of either class of common stock without allocating the proceeds of such issuance to the division represented by such class of common stock (provided, however, that Genzyme may without such approval issue General Designated Shares and TR Designated Shares, as each such term is defined below under the heading "TR Designated Shares and General Designated Shares");



                 (4) change the rights or preferences of any class of common stock so as to affect the class adversely; or

                 (5) effect any merger or business combination involving Genzyme as a result of which (a) the holders of all classes of common stock of Genzyme shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (b) the holders of all classes of common stock of Genzyme do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each class of common stock as of the date of the first public announcement of such merger or business combination.

         In addition to the voting rights provided in Genzyme's Articles of Organization, the approval of the holders of a majority of the outstanding shares of each class of common stock, voting separately as a class, is required under the current MBCL to approve any amendment to the Articles of Organization that would alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The MBCL does not currently provide for any other separate voting rights for a class of common stock. Consequently, because most matters brought to a stockholder vote will only require the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote on such matters (including both classes of common stock) voting together as a single class and because the holders of General Division Stock currently have more than the number of votes required to approve any such matter, such holders would be in a position to control the outcome of the vote on such a matter. See "Risk Factors - Risks Related to Two Classes of Common Stock -No Additional Separate Voting Rights."

LIQUIDATION RIGHTS

         Genzyme's Articles of Organization provide that holders of outstanding shares of General Division Stock and TR Stock will receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of each class and such holders will have no direct claim against any particular assets of Genzyme or any of its subsidiaries. Each share of General Division Stock will have one liquidation unit and each share of TR Stock will have .29 liquidation units (equal to the number of votes to which each share of TR Stock was entitled on December 16, 1994). The liquidation units of TR Stock will be appropriately adjusted so as to avoid dilution in the aggregate liquidation rights of either class in the event the outstanding shares of either class are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of either class as a dividend or a distribution to holders of shares of that class, but will not otherwise be adjusted.

         A merger or business combination involving Genzyme or a sale of all or substantially all of the assets of Genzyme will not be treated as a liquidation. However, Genzyme may not, without approval by the holders of the affected class of Common Stock at a meeting at which a quorum is present and the votes cast in favor of the action exceed those cast against, effect any merger or business combination involving Genzyme as a result of which (a) the holders of all classes of common stock of Genzyme shall no longer own, directly or indirectly, at least fifty percent of the voting power of the surviving corporation, and (b) the holders of all classes of common stock of Genzyme do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each class of common stock as of the date of the first public announcement of such merger or business combination.

TR DESIGNATED SHARES AND GENERAL DESIGNATED SHARES


         Prior to the formation of GTR in December 1994, the Board determined that the initial pro forma equity interest in GTR would be represented by 10 million shares of TR Stock. This number of shares of TR Stock was established based on the desired initial trading range of TR Stock, prevailing market conditions, financial and operating information of GTR and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of GTR. Five million shares of TR Stock, representing 50% of the initial pro forma equity interest in GTR, were issued to holders of BioSurface Common Stock in connection with Genzyme's acquisition of BioSurface. The other 50% of the initial pro forma equity interest in GTR was represented by five million "TR
Designated Shares."   TR Designated Shares are authorized shares of TR Stock
which are not issued and outstanding, but which the Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR. Genzyme issued approximately 3,400,000 of such TR Designated Shares as a stock dividend to holders of General Division Stock of record on December 16, 1994, the date of the acquisition of BioSurface. The remaining initial TR Designated Shares were reserved for issuance upon the exercise of General Division stock options and warrants and the conversion of convertible notes outstanding on December 16, 1994. As of August 1, 1995, there were 1,290,465 TR Designated Shares, 1,280,616 of which were reserved for issuance upon the exercise or conversion of outstanding stock options, warrants and notes that are exercisable or convertible into General Division Stock. The shares of TR Stock that are issuable with respect to the TR Designated Shares are not outstanding shares of TR Stock, are not eligible to receive dividends, and cannot be voted by Genzyme.

         The number of TR Designated Shares is subject to adjustment. The number will be (A) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of TR Stock and dividends or distributions of shares of TR Stock to holders of TR Stock and other reclassifications of TR Stock, (B) decreased by (1) the number of shares of TR Stock issued by Genzyme, the proceeds of which are allocated to the General Division, (2) the number of shares of TR Stock issued upon the exercise or conversion of options, warrants and other securities attributed to the General Division, and (3) the number of any shares of TR Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of General Division Stock (including the 3,400,000 shares of TR Stock distributed to holders of General Division Stock in December 1994 as described above), and (C) increased by (1) the number of any outstanding shares of TR Stock repurchased by Genzyme, the consideration for which was allocated to the General Division, (2) one for each $10.00 reallocated from the General Division to GTR from time to time in satisfaction of the Funding Commitment or the Purchase Option of the General Division, up to a maximum $30 million, and (3) the number equal to the fair value (as determined by the Board) of assets or properties allocated to the General Division that are reallocated to GTR (other than reallocations that represent sales at fair value between such divisions or reallocations described in the foregoing clause
(C)(2)) divided by the Fair Market Value of one share of TR Stock as of the date of the reallocation; Genzyme is prohibited by the Articles of Organization from taking any action which would have the effect of reducing the number of TR Designated Shares to a number which is less than zero.

         Genzyme's Articles of Organization also contain provisions for "General Designated Shares," which are authorized shares of General Division Stock that Genzyme may issue without allocating any consideration to the General Division. Currently, there are no General Designated Shares. However, General Designated Shares may be created if, for example, the Board determines that programs or other assets reallocated from GTR to the General Division will be accounted for as an increase in General Designated Shares rather than as a transfer of cash or other assets of the General Division having a fair value equal to GTR assets reallocated. Notwithstanding the foregoing, by agreement with BioSurface, Genzyme adopted a policy that no Key TR Program (as defined in "Management and Accounting Policies Covering the Relationship of Genzyme Divisions - Inter-Division Asset Transfers") may be transferred out of GTR without a class vote of the holders of TR Stock except in certain limited circumstances, and no reallocation of other programs or assets of GTR may be accounted for as an increase in General Designated Shares without a class vote of the holders of TR Stock. Genzyme has also agreed that this policy will not be changed without a class vote of the holders of TR Stock. Consequently, any decision by the Board to account for a reallocation of any programs or assets of GTR as an increase in General Designated Shares would require a class vote of the holders of TR Stock.


         The number of General Designated Shares will be subject to adjustment in a manner substantially similar to adjustments to the number of TR Designated Shares.


         Whenever additional shares of any class of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold from the TR Designated Shares or the General Designated Shares, which shall reduce the number of TR Designated Shares or General Designated Shares, as the case may be, and the proceeds of which may be used for any proper corporate purpose. In the event Genzyme repurchases outstanding shares of any class of common stock, it will identify the number of shares that are repurchased for consideration that was allocated to the General Division and the number of shares that are repurchased for consideration that was allocated to GTR and the number of TR Designated Shares or General Designated Shares may increase accordingly.


"ANTI-TAKEOVER" PROVISIONS

CONTRACTUAL MEASURES. The Articles of Organization and By-Laws of Genzyme contain provisions that could discourage potential takeover attempts and prevent stockholders from changing the Genzyme's management, including authorization of the Board to issue shares of preferred stock in series, enlarge the size of the Board and fill any vacancies on the Board, and restrictions on the ability of stockholders to call a special meeting of stockholders, bring business before an annual meeting and nominate candidates for election as directors. Genzyme also has agreements with certain officers containing change of control provisions.

         In addition, Genzyme has a stockholder rights plan. Under this plan, each outstanding share of General Division Stock and TR Stock also represents a right that, under certain circumstances, may trade separately from the General Division Stock and TR Stock, respectively. The rights, which are not currently exercisable, under certain circumstances will permit their holders (other than an acquiror) to purchase at a favorable price large amounts of General Division Stock, TR Stock or securities of a successor to Genzyme with the result that an acquiror's interest in Genzyme would be substantially diluted. The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between Genzyme and American Stock Transfer and Trust Company as Rights Agent.

BUSINESS COMBINATION STATUTE. Massachusetts' "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

         Genzyme is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in its Articles of Organization or By-laws. Genzyme has not made such election and does not currently intend to make such an election.

CONTROL SHARE ACQUISITION STATUTE. The Massachusetts Control Share Acquisition statute provides that a person (hereinafter, the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquiror to consummate the purchase before the stockholder vote is taken.

         The Control Share Acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of organization or by-laws. The Genzyme By-Laws contain a provision pursuant to which Genzyme elected not to be governed by the Massachusetts Control Share Acquisition statute. However, if at a future date the Board determines that it is in the best interests of Genzyme and its stockholders that Genzyme be governed by the statute, Genzyme's By- Laws may be amended to permit it to be governed by such statute. Any such amendment, however, would apply only to acquisitions crossing the thresholds which occur after the effective date of such amendment.

                  MANAGEMENT AND ACCOUNTING POLICIES GOVERNING
                     THE RELATIONSHIP OF GENZYME DIVISIONS


         Genzyme has adopted the following policies to govern the management of GTR and its relationship to the General Division. Except as otherwise stated below, the policies may be modified or rescinded in the sole discretion of the Board without approval of Genzyme stockholders, subject only to the Board's fiduciary duty to Genzyme's stockholders. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the two classes of common stock, would be governed by the principles of Massachusetts law discussed under "Risk Factors - Risks Related to Two Classes of Common Stock - No Rights or Additional Duties with Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

PURPOSE OF GTR. The purpose of GTR is to create a business with a comprehensive approach to the field of tissue repair by developing and commercializing a portfolio of novel products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners, L.P.). In addition to the programs initially assigned to GTR, it is expected that the GTR portfolio will expand through the addition of complementary products and programs developed either internally or externally to the division, including acquiring or in-licensing from outside of Genzyme. Other than the method of financing, GTR is operated and managed similarly to other Genzyme divisions.

REVENUE ALLOCATION. Revenues from the sale of a division's products are credited to that division. The cost of research done by one division for the benefit of another division is charged to the division for which the work is done in the manner described in the following paragraph. The division performing the research does not recognize revenue as a result of such research.

EXPENSE ALLOCATION. All direct expenses are charged to the division for the benefit of which they are incurred. Corporate and general and administrative expenses and other shared services or other indirect costs are allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. To the extent borrowings are deemed to occur between divisions, inter-division accounts will be established with interest imputed at the rate then available to Genzyme for short-term borrowings.

TAX ALLOCATIONS. Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division without any compensating payment or allocation.


ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS. Upon the acquisition by Genzyme from a third party of any additional programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired will be allocated among the divisions to which such programs, products or assets are assigned. Such assignment and allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS. Upon any sale, transfer, assignment or other disposition by Genzyme of any product, program or asset not consisting of all or substantially all of the assets of a division, all proceeds from such disposition will be allocated to the division to which the program, product or asset had been allocated, and such proceeds will be used for the benefit of such division. If a program, product or asset is allocated to more than one division, the proceeds of the disposition will be allocated among such divisions based on their respective interests in such program, product or asset. Such allocation will be made by the Board taking into account such matters that the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

INTER-DIVISION ASSET TRANSFERS. The Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Board and its financial advisors deem relevant. The consideration for such reallocation may be paid by one division to another in cash or, in lieu of cash or other consideration, the Board may elect to account for a reallocation of assets from GTR to the General Division as an increase in the number of General Designated Shares and a reallocation of assets from the General Division to GTR as either an increase in the number of TR Designated Shares or a reduction in the General Designated Shares, if any, except that a reallocation of assets from GTR to the General Division may not be accounted for as an increase in General Designated Shares without a class vote of the holders of the TR Stock.


         Notwithstanding the foregoing, no Key TR Program, as defined below, may be transferred out of GTR without a class vote of the holders of TR Stock unless the Board determines that such Key TR Program has application outside of the field of tissue repair (in which case it may be transferred out only for the non-tissue repair applications). A "Key TR Program" is any of the following: (i) Vianain(R) Debriding Product for debridement of necrotic or damaged tissue; (ii) TGF-Beta2 for all indications licensed from Celtrix Pharmaceuticals, Inc. as of December 16, 1994; (iii) Epicel(SM) cultured epithelial cell autografts for tissue replacement or repair; (iv) Acticel(SM) cultured epithelial cell allografts for tissue replacement or repair; (v) CARTICEL(SM) Autologous Chondrocyte Service; and (vi) any additional tissue repair program or product being developed from time to time in GTR which (a) constituted 20% or more of the research and development budget of GTR in any of three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GTR.


         The foregoing policies regarding transfers of assets between divisions may not be changed by the Board without a class vote of the holders of TR Stock.

ACCESS TO TECHNOLOGY AND KNOW-HOW. GTR and the General Division each have free access to all technology and know-how of Genzyme that may be useful in such division's business, subject to any obligations or limitations applicable to Genzyme.


DISPOSITION OF TR DESIGNATED SHARES. The TR Designated Shares may be (i) issued upon the exercise of outstanding stock options and warrants and the conversion of outstanding convertible notes allocated to the General Division,
(ii) subject to the restrictions set forth in the following paragraph, sold for any valid business purpose, or (iii) distributed as a dividend to the holders of shares of General Division Stock, all as determined from time to time by the Board in its sole discretion.

Genzyme distributed approximately 3.4 million of the initial 5.0 million TR Designated Shares as a stock dividend to holders of Genzyme Common Stock of record on December 16, 1994, and reserved the remaining 1.6 million initial TR Designated Shares for issuance upon the exercise or conversion of stock options, warrants and convertible notes outstanding as of December 15, 1994. To the extent that any such remaining initial TR Designated Shares are not used for such purposes, the Board may issue them for any other valid business purposes without crediting any proceeds to GTR.


ISSUANCE OF ADDITIONAL SHARES OF ANY CLASS OF GENERAL DIVISION STOCK. If additional shares of any class of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold that will reduce the number of Designated Shares from such division and the proceeds of which may be used for any valid business purpose. Notwithstanding the foregoing, Genzyme will not sell any shares of TR Stock without allocating the proceeds to GTR (except upon exercise or conversion of options, warrants or convertible notes outstanding as of December 16, 1994) unless (i) the Board determines that GTR has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of TR Stock concurrently being sold for the account of GTR will produce proceeds sufficient to fund GTR's cash needs for the next 12 months.

RESERVATION OF SHARES OF TR STOCK. Genzyme has reserved approximately 2,000,000 shares of TR Stock for issuance to Genzyme employees pursuant to grants made after December 15, 1994 under one or more employee incentive plans.

OPEN MARKET PURCHASES OF SHARES OF ANY CLASS. Genzyme may make open market purchases of any class of its common stock in accordance with applicable securities law requirements; provided, however, that such purchases of TR Stock may not be made if as an immediate result thereof the number of TR Designated Shares would represent more than 60% of the number of TR Designated Shares plus the number of outstanding shares of TR Stock. Such restriction is intended to prevent Genzyme from using open market purchases to effect a redemption of the TR Stock without paying the 30% premium required for a complete redemption of TR Stock Under the terms of Genzyme's Articles of Organization. See "Description of Genzyme Capital Stock- Exchange of TR Stock." In addition, within 90 days of any open market purchase of any class of common stock, Genzyme may not exchange shares of such class for cash or shares of any other class of common stock.

CLASS VOTING. In addition to any shareholder approval required by Massachusetts law, whenever the approval of the holders of a class of common stock is required to take any action pursuant to these policies or Genzyme's Articles of Organization, such requirement will be satisfied if a meeting of the holders of such class is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.


NON-COMPETE. Genzyme will not develop products outside of GTR that compete or would compete in the market with products being developed or sold by GTR.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in an
Underwriting Agreement dated          , 1995 (the "Underwriting Agreement"),
the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Cowen & Company and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of TR
Stock:

                                                                      Number of
                 Underwriter                                           Shares
                 -----------                                           ------
         CS First Boston Corporation  . . . . . . . . . . . . . . .
         Cowen & Company  . . . . . . . . . . . . . . . . . . . . .
         PaineWebber Incorporated . . . . . . . . . . . . . . . . .





                                                                      ---------
                 Total  . . . . . . . . . . . . . . . . . . . . . .   3,000,000
                                                                      =========


         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of TR Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


         The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 450,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of TR Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of TR Stock as it was obligated to purchase pursuant to the Underwriting Agreement.


         The Company has been advised by the Representatives that the Underwriters propose to offer the shares of TR Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $        per share, and the Underwriters and such dealers may allow a
discount of $      per share on sales to certain other dealers.  After the
initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

         In connection with this offering, CS First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the shares of TR Stock offered hereby. The passive market making transactions must comply with the applicable volume and price limits and be identified as such.


         The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of TR Stock or securities convertible into or exchangeable or exercisable for any shares of TR

Stock, other than pursuant to employee benefit plans and upon the exercise or conversion of outstanding warrants and convertible notes, without the prior written consent of CS First Boston Corporation for a period of 90 days after the effective date of the Registration Statement. In addition, certain holders of an aggregate of approximately 700,000 shares of TR Stock have agreed not to sell, exchange, transfer, pledge or otherwise dispose of their TR Stock for 90 days after the effective date of the Registration Statement without the prior consent of the Company, and the Company has agreed not to give its consent without the prior written consent of CS First Boston.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.


         CS First Boston Corporation and PaineWebber Incorporated provided financial advisory services to Genzyme and Biosurface, respectively, in connection with Biosurface's merger with and into a wholly-owned subsidiary of Genzyme in December 1994. In addition, the Representatives and certain other Underwriters have from time to time provided other investment banking services to the Company for customary fees and may continue to do so in the future. It is anticipated that the Representatives and certain other Underwriters will participate in this offering.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

         The distribution of the TR Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of TR Stock are effected. Accordingly, any resale of the TR Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the TR Stock.

REPRESENTATIONS OF PURCHASERS

         Each purchaser of TR Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such TR Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

         The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

         All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

         A purchaser of TR Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any TR Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the TR Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL OPINIONS


         The validity of the TR Stock offered hereby will be passed upon for the Company by Palmer & Dodge, Boston, Massachusetts. Peter Wirth, a partner of Palmer & Dodge, is Clerk of the Company. Certain legal matters will be passed upon for the Company by Mark A. Hofer, Esq., Senior Vice President and General Counsel of the Company. As of August 1, 1995, Mr. Hofer beneficially owned 2,345 and 1,531 shares of General Division Stock and TR Stock, respectively (including 932 and 125 shares of General Division Stock and TR Stock, respectively, acquired under the Genzyme Corporation Retirement Savings Plan (the "Plan") as of December 31, 1994), and held options to purchase 73,393 shares and 13,937 shares of General Division Stock and TR Stock, respectively, which are exercisable within the 60-day period following August 1, 1995. shares of General Division Stock and TR Stock beneficially owned by Mr. Hofer, other than shares subject to stock options and shares acquired under the Plan, are owned jointly with his wife. Mr. Hofer also beneficially owns 5,000 shares of the Common Stock of IG Laboratories, Inc., a majority owned subsidiary of Genzyme. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                                    EXPERTS


         The consolidated financial statements and financial statement schedule of Genzyme Corporation, the combined financial statements of Genzyme General Division and the combined financial statements of Genzyme Tissue Repair Division as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in Genzyme's Annual Report on Form 10-K, as amended by Amendments Nos. 1 and 2 thereto on Form 10-K/A, that have been incorporated by reference into this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


         The financial statements and financial statement schedules of BioSurface Technology, Inc. as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 appearing at pages III-19 to III-42 of Annex III to the Company's Registration Statement on Form S-4 (File No. 33-83346) that have been incorporated by reference into this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                _______________

                               TABLE OF CONTENTS

                                                                          Page
Available Information . . . . . . . . . . . . . . . . . . . . . . . . .     2
Incorporation of Certain Documents
  by Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Price Range of TR Stock and Dividend
  Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Genzyme Tissue Repair Division
  Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . .    14
GTR Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . . . . . . .    15
Additional Financial Data . . . . . . . . . . . . . . . . . . . . . . .    18
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
Description of Genzyme Capital Stock  . . . . . . . . . . . . . . . . .    40
Management and Accounting Policies
  Governing the Relationship of
  Genzyme Divisions . . . . . . . . . . . . . . . . . . . . . . . . . .    45
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48
Notice to Canadian Residents  . . . . . . . . . . . . . . . . . . . . .    49
Legal Opinions  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    50
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    50


                                    GENZYME





                                3,000,000 Shares
                             Tissue Repair Division
                                  Common Stock
                                ($.01 par value)





                                   PROSPECTUS




                                CS First Boston

                                Cowen & Company

                            PaineWebber Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses to be borne by the Company in connection with this offering are as follows:

                 SEC registration fee . . . . . . . . . .    $ 13,384
                 NASD filing fee  . . . . . . . . . . . .    $  4,382
                 Blue Sky fees and expenses . . . . . . .    $ 17,250
                 Printing  expenses . . . . . . . . . . .    $ 50,000
                 Accounting fees and expenses . . . . . .    $ 50,000
                 Legal fees and expenses  . . . . . . . .    $125,000
                 Transfer Agent and Registrar fees  . . .    $ 10,000
                 Miscellaneous expenses . . . . . . . . .    $ 29,984


                      Total . . . . . . . . . . . . . . .    $300,000
                                                             ========

         All of the above figures, except the SEC registration fee and the NASD filing fee, are estimates.


              ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of the corporation or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

         Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct). Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under
Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

         The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

         Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

         Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders and (iv) transactions from which the director derived an improper personal benefit. Section VI.C.5. of Genzyme's Articles of Organization provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.


                               ITEM 16. EXHIBITS

1        Underwriting Agreement dated as of _____________, 1995 between Genzyme
         and CS First Boston Corporation.   Filed herewith.

4.1      Articles of Organization, as amended, of Genzyme.  Filed as Exhibit
         3.1 to Genzyme's Form 10-K for the year ended December 31, 1994, and incorporated herein by reference.

4.2 By-laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form 8-K dated December 31, 1991, and incorporated herein by reference.

4.3 Amended and Restated Rights Agreement dated as of October 13, 1994 between Genzyme and American Stock Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's Form 8-K dated December 29, 1994, and incorporated herein by reference.

5        Opinion of Palmer & Dodge.  Filed herewith.

23.1     Consent of Palmer & Dodge (contained in Exhibit 5).

24.1 Power of Attorney (included in the signature pages to the Registration Statement of the Registrant filed on August 17, 1995).

24.2     Certified Copy of Board Resolution authorizing signatures pursuant to
         Power of Attorney.   Filed herewith.

                             ITEM 17.  UNDERTAKINGS

    (a) The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c)  (1)     For purposes of determining any liability under the Securities
Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on September 19, 1995.

                                            GENZYME CORPORATION

                                            By:          *
                                                --------------------------------
                                                Henri A. Termeer, President




         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                            TITLE
---------                            -----
           *                         Director and Principal        September ___, 1995
------------------------------       Executive Officer
Henri A. Termeer

/s/ David J. McLachlan               Principal Financial and       September 19, 1995
------------------------------       Accounting Officer
David J. McLachlan

           *                         Director                      September ___, 1995
------------------------------
Constantine E. Anagnostopoulos

           *                         Director                      September ___, 1995
------------------------------
Douglas A. Berthiaume

           *                         Director                      September ___, 1995
------------------------------
Henry E. Blair

           *                         Director                      September ___, 1995
------------------------------
Robert J. Carpenter

           *                         Director                      September ___, 1995
------------------------------
Charles L. Cooney

           *                         Director                      September ___, 1995
------------------------------
Henry R. Lewis


*By:  /s/ David J. McLachlan
      ----------------------
         David J. McLachlan
         Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                                                              SEQUENTIAL
   NO.                                    DESCRIPTION                                                 PAGE NO.
-------                                   -----------                                                 --------
     1           Underwriting Agreement dated as of _______________, 1995 between
                 Genzyme and CS First Boston Corporation.  Filed herewith.                               59

     4.1         Articles of Organization, as amended, of Genzyme.  Filed as Exhibit 3.1 to
                 Genzyme's Form 10-K for the year ended December 31, 1994, and incorporated herein by reference.

     4.2         By-laws of Genzyme.  Filed as Exhibit 3.2 to Genzyme's Form 8-K dated
                 December 31, 1991, and incorporated herein by reference.

     4.3         Amended and Restated Rights Agreement dated as of October 13, 1994 between Genzyme and American Stock Transfer and Trust Company.  Filed
                 as Exhibit 4 to Genzyme's Form 8-K dated December 29, 1994, and incorporated herein by reference.

     5           Opinion of Palmer & Dodge.  Filed herewith.                                             98

    23.1         Consent of Palmer & Dodge (contained in Exhibit 5).

    24.1         Power of Attorney (included in the signature pages to the Registration
                 Statement of the Registrant filed on August 17, 1995).

    24.2         Certified Copy of Board Resolution authorizing signatures pursuant to
                 Power of Attorney.  Filed herewith.                                                     99